FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY FINANCIAL INFORMATION (ITR)	March 31, 2008	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56
4 - NIRE (Corporate Registry ID) 35.300.089.901

01.02 - HEADQUARTERS

1 – ADDRESS AV BRIGADEIRO LUIS ANTÔNIO, 3142	2 - DISTRICT JARDIM PAULISTA
3 – ZIP CODE 01402-901	4 – CITY SÃO PAULO		5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 3886-0421	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX
11 – AREA CODE 011	12 – FAX 3884-7177	13 – FAX -	14 - FAX -
15 – E-MAIL cbd.ri@grupopaodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1 – NAME DANIELA SABBAG
2 - ADDRESS AVENIDA BRIGADEIRO LUIS ANTÔNIO, 3142	3 – DISTRICT JARDIM PAULISTA
4 - ZIP CODE 01402-901	5 – CITY SÃO PAULO			6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3886-0421	9 – TELEPHONE -	10 - TELEPHONE -	11 – TELEX
12 - AREA CODE 011	13 – FAX 3884-7177	14 – FAX -	15 - FAX -
16 - E-MAIL cbd.ri@grupopaodeacucar.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2008	12/31/2008	1	1/1/2008	3/31/2008	4	10/1/2007	12/31/2007
9 – INDEPENDENT AUDITOR ERNST & YOUNG AUDITORES INDEPENDENTES S.S.					10-CVM CODE 00471-5
11-TECHNICIAN IN CHARGE SERGIO CITERONI					12- TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID) 042.300.688-67

01.05 – CAPITAL STOCK

Number of shares (in thousands)	1 – CURRENT QUARTER 3/31/2008	2 – PREVIOUS QUARTER 12/31/2007	3 – SAME QUARTER, PREVIOUS YEAR 3/31/2007
Paid-up Capital
1 – Common	99,680	99,680	49,839,926
2 – Preferred	128,749	128,240	63,931,453
3 – Total	228,429	227,920	113,771,379
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1190 – Trade (Wholesale and Retail)
5 – MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Partial
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME
01	07.170.934/0001-10	DALLAS EMPREEND E PARTICIPAÇÕES LTDA
02	07.145.976/0001-00	VANCOUVER EMPREEND. E PARTICIPAÇÕES LTDA
03	06.950.710/0001-69	BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA
04	07.170.938/0001-07	BRUXELAS EMPREEND E PARTICIPAÇÕES LTDA
05	07.170.941/0001-12	VEDRA EMPREEND E PARTICIPAÇÕES LTDA

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)
01	4/27/2007	4,140,787	186,157	Profit Reserve	0	0.0000000000
02	5/15/2007	4,146,418	5,631	Subscription in Assets or Credits	97,470	0.0577700000
03	7/10/2007	4,147,232	814	Public Subscription	16,645	0.0489300000
04	12/17/2007	4,149,858	2.626	Public Subscription	149	17.6241600000
05	3/10/2008	4,157,421	7.563	Public Subscription	509	14.8585500000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2008	4 – 12/31/2007
1	Total Assets	10,435,364	10,389,810
1.01	Current Assets	3,180,425	3,318,364
1.01.01	Cash and Cash Equivalents	863,798	750,532
1.01.01.01	Cash and Banks	38,908	271,575
1.01.01.02	Marketable Securities	824,890	478,957
1.01.02	Receivables	1,223,618	1,413,529
1.01.02.01	Clients	780,690	923,165
1.01.02.02	Sundry Receivables	442,928	490,364
1.01.02.02.01	Recoverable Taxes	201,787	264,770
1.01.02.02.02	Deferred Income Tax	116,236	68,303
1.01.02.02.03	Receivables Securitization Fund	0	54,621
1.01.02.02.04	Other Receivables	124,905	102,670
1.01.03	Inventories	1,093,009	1,154,303
1.01.04	Other	0	0
1.02	Noncurrent Assets	7,254,939	7,071,446
1.02.01	Long-term Receivables	1,370,220	1,180,861
1.02.01.01	Sundry Receivables	987,489	825,592
1.02.01.01.01	Recoverable Taxes	176,810	135,062
1.02.01.01.02	Deferred Income Tax and Social Contribution	501,042	556,864
1.02.01.01.03	Deposits for Judicial Appeals	222,362	133,666
1.02.01.01.04	Other Receivables	23,502	0
1.02.01.02	Credits with Related Parties	373,674	332,083
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	373,674	332,083
1.02.01.03	Other	9,057	23,186
1.02.01.03.01	Prepaid Expenses	9,057	0
1.02.02	Permanent Assets	5,884,719	5,890,585
1.02.02.01	Investments	1,378,680	1,365,370
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	1,378,596	1,365,283
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	84	87
1.02.02.02	Property and Equipment	4,167,099	4,157,570
1.02.02.03	Intangible Assets	264,976	290,560
1.02.02.04	Deferred Charges	73,964	77,085

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2008	4 – 12/31/2007
2	Total liabilities	10,435,364	10,389,810
2.01	Current liabilities	2,049,180	2,478,610
2.01.01	Loans and Financings	147,343	161,698
2.01.02	Debentures	6,517	27,881
2.01.03	Suppliers	1,474,462	1,838,596
2.01.04	Taxes, Fees and Contributions	65,982	81,884
2.01.05	Dividends Payable	50,084	50,084
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	304,792	318,467
2.01.08.01	Payroll and Social Contributions	130,351	137,031
2.01.08.02	Rents	15,962	29,299
2.01.08.03	Financing due to Purchase of Assets	35,264	15,978
2.01.08.04	Other Accounts Payable	123,215	136,159
2.02	Noncurrent Liabilities	3,330,482	2,899,208
2.02.01	Long-term Liabilities	3,330,482	2,899,208
2.02.01.01	Loans and Financings	1,019,114	683,126
2.02.01.02	Debentures	779,650	779,650
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	72,803	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,458,915	1,436,432
2.02.01.06.01	Provision for Contingencies	1,200,215	1,156,954
2.02.01.06.02	Tax Installments	224,996	239,896
2.02.01.06.03	Provision for Capital Deficiency	23,675	28,623
2.02.01.06.04	Other Accounts Payable	10,029	10,959
2.02.02	Deferred Income	0	0
2.04	Shareholders' Equity	5,055,702	5,011,992
2.04.01	Paid-in Capital	4,157,421	4,149,858
2.04.02	Capital Reserves	517,331	517,331
2.04.02.01	Special Goodwill Reserve	517,331	517,331
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	344,803	344,803
2.04.04.01	Legal	133,617	133,617

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2008	4 – 12/31/2007
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	156,344	156,344
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	54,842	54,842
2.04.04.07.01	Expansion Reserve	54,842	54,842
2.04.05	Retained Earnings/Accumulated Losses	36,147	0
2.04.06	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.01	Gross Sales and/or Services	3,440,092	3,440,092	3,049,608	3,049,608
3.02	Deductions	(534,121)	(534,121)	(484,890)	(484,890)
3.03	Net Sales and/or Services	2,905,971	2,905,971	2,564,718	2,564,718
3.04	Cost of Sales and/or Services Rendered	(2,129,021)	(2,129,021)	(1,842,099)	(1,842,099)
3.05	Gross Profit	776,950	776,950	722,619	722,619
3.06	Operating Income/Expenses	(730,270)	(730,270)	(667,863)	(667,863)
3.06.01	Selling	(462,592)	(462,592)	(435,289)	(435,289)
3.06.02	General and Administrative	(105,514)	(105,514)	(74,946)	(74,946)
3.06.03	Financial	(49,452)	(49,452)	(46,574)	(46,574)
3.06.03.01	Financial Income	54,019	54,019	52,864	52,864
3.06.03.02	Financial Expenses	(103,471)	(103,471)	(99,438)	(99,438)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(126,007)	(126,007)	(112,817)	(112,817)
3.06.05.01	Taxes and Fees	(17,980)	(17,980)	(14,603)	(14,603)
3.06.05.02	Depreciation/Amortization	(112,975)	(112,975)	(98,719)	(98,719)
3.06.05.03	Losses on Investment in subsidiary	4,948	4,948	505	505
3.06.06	Equity in the results of subsidiary and associated companies	13,295	13,295	1,763	1,763
3.07	Operating Profit	46,680	46,680	54,756	54,756
3.08	Non-Operating Result	(288)	(288)	(3,662)	(3,662)
3.08.01	Revenues	5	5	93	93
3.08.02	Expenses	(293)	(293)	(3,755)	(3,755)
3.09	Income Before Taxation/Profit Sharing	46,392	46,392	51,094	51,094

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.10	Provision for Income Tax and Social Contribution	226	226	(3,178)	(3,178)
3.11	Deferred Income Tax	(7,889)	(7,889)	(9,385)	(9,385)
3.12	Statutory Profit Sharing /Contributions	(2,582)	(2,582)	(2,581)	(2,581)
3.12.01	Profit Sharing	(2,582)	(2,582)	(2,581)	(2,581)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	36,147	36,147	35,950	35,950
	No. SHARES, EX-TREASURY (in thousands)	228,429	228,429	113,771,379	113,771,379
	EARNINGS PER SHARE (in reais)	0.15824	0.15824	0.00032	0.00032
	LOSS PER SHARE (in reais)

04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

In thousands of reais, except when indicated otherwise.

1. Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Sendas” and “Assai”. At March 31, 2008, the Company had 575 stores in operation (575 stores in 12/31/2007), of which 399 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 52 by Sé Supermercados Ltda. ("Sé"), 102 stores by Sendas Distribuidora S.A. ("Sendas Distribuidora") and 16 stores operated by Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”).

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro.

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers on an exclusive basis (see Note 9 (e)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

c) Acquisition of Barcelona - (“ASSAI”)

At November 1, 2007, “GPA”, by means of a company controlled by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), purchased shares representing 60% of the total and voting capital of Barcelona, recipient company of the spun-off assets of Assai Comercial e Importadora Ltda. (“Assai”) related to activities previously carried out by Assai in the wholesale market. With this partnership, GPA, that already operates with different types of stores, now operates in the cash & carry segment (“atacarejo”), thus, reinforcing its multiformat positioning.

2. Basis of Preparation and Presentation of the Financial Statements

The individual and consolidated Financial Statements were prepared in accordance with the accounting practices adopted in Brazil and with the procedures issued by the Brazilian Securities Commission (CVM) and by the Brazilian Institute of Accountants (IBRACON).

The conclusion of the preparation of these financial statements was authorized at the board of executive officers meeting, held at April 29, 2008.

On December 28, 2007, the Law 11,638 was enacted, amending, revoking and introducing new provisions to the Law 6,404, as of December 15, 1976 and Law 6,385 as of December 7, 1976. The main purpose of these alterations and insertions is to update the Brazilian Corporate Law in order to allow the convergence of the accounting practices adopted in Brazil with the international accounting practices defined by the rules issued by International Accounting Standards Board – IASB.

The requirements of this new Law apply to the financial statements related to the fiscal years starting as of January 1, 2008, and the alterations to these statements for the fiscal year to end on December 31, 2008 shall be applied retroactively to December 31, 2007 or to all periods related to 2007 for the purposes of presentation and comparison of the financial statements to be disclosed in 2008. Among the main alterations to the accounting rules introduced by this new law, we point out below only those that may impact on the financial statements of the Company and its subsidiaries, in a preliminary analysis carried out by the Management:

a) In the operations related to the business combination between independent parties and subject to the effective transfer of control, the assets and liabilities of the company to be merged, or deriving from merger or spin-off will be recorded by market value. The Company is analyzing the amortization of the remaining goodwill balance. As in previous periods, goodwill was amortized this quarter.

b) The long-term assets and liabilities must be adjusted by their present value. Other balances shall be adjusted at their present value, only when there is a material effect on the financial statements. Analyses are being prepared for the selection of fees, terms and accounts subject to the application of present value concepts.

c) The investments in associated companies, the Management of which has significant influence or holding 20% interest or more of the voting capital (and no longer of the total capital), in subsidiaries and other companies composing a same group or under common control shall be assessed by the equity accounting method. The relevance concept was removed. The Company’s

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Management believes that said change will not have any significant impact on the financial statements.

d) The possibility of maintaining separately the bookkeeping of transactions in order to comply with the tax laws, and subsequently, the adjustments necessary to be in conformity with the accounting practices. The Company is assessing the impacts of applying such insertion in its internal control structure in order to better define the practice to be adopted.

e) The rights having as purpose tangible assets destined to the maintenance of the Company’s activities shall be recorded in property and equipment, including those deriving from operations that transfer benefits, risks and control of assets to the Company, such as, for instance, the financial leasing. In view of the significant volume of contracts with different terms and compensation conditions, the Company intends to undertake more detailed studies, enabling a more appropriate accounting and disclosure of the matter.

f) Requirements that the financial investments, including derivatives are recorded: (i) by their market value or corresponding amount, when we refer to investments for trading or available for sale ; and (ii) by the acquisition cost or issue value, restated according to legal or contractual provisions, adjusted at the probable value of realization, when this is shorter. The Company’s Management believes that its financial investments are in line with CVM requirements, meaning that there will be no significant effects caused by the adoption of said rule.

The next steps to be adopted by the Company will consist of measuring the effects of these items and the study of any other further norms that may be issued by the Brazilian Securities and Exchange Commission.

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the financial statements. Accordingly, the financial statements of the Company and the consolidated financial statements include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Cash and cash equivalents

(i) Cash and Banks

Cash and cash equivalents include the cash and checking account balances.

(ii) Marketable securities

Securities are recorded at cost, accrued of earnings verified up to the balance sheet dates and not exceeding the market value. The marketable securities are redeemable at any time.

b) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The setting up of provision is mainly based on the historic average of losses, in addition to specific accounts receivable deemed as uncollectible. The Company’s installment sales occur with the intermediation of FIC and financing receivables not remaining in GPA (Note 9 (e)).

The Company carries out securitization operations of the accounts receivable with a special purpose entity, over which it has shared control, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 4 (b) and Note 7).

c) Inventories

Inventories are carried at the lower of cost or market value, whichever is the shorter. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (“FIFO”) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

Inventories are also stated by the net value of allowance for losses and breakage, which are periodically reviewed and evaluated as to their efficiency.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

d) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

e) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

f) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, in case of leasehold improvements, whichever is shorter.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are added to the property and equipment value.

g) Intangible assets

Intangible assets include goodwill derived from the acquisition of companies and amounts related to acquisition of commercial rights and outlets. These amounts are supported by appraisal reports issued by independent experts, based on the expectation of future profitability, and are amortized in accordance with projected profitability over a maximum period of ten years.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

h) Deferred charges

The expenditures related to the implementation of projects and development of new products and business models were recorded based on feasibility studies and are amortized for a term not exceeding five years.

i) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

j) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of financial assets and liability instruments, these are accounted for at the lower of cost or market value, whichever is the shorter.

k) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as sales deductions in the statement of income.

The credits derived from non-cumulative PIS and COFINS are shown deducted from cost of goods sold in the statement of income. The debits derived from financial income and credits derived from financial expenses are shown deducted in these proper items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, accrued of 10% over the amount exceeding R$240 yearly for IRPJ and 9% for CSLL.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Deferred IRPJ and CSLL assets were recorded under the item deferred IRPJ and CSLL from tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, CVM Ruling 371, as of June 27, 2002 and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors.

l) Provision for contingencies

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies (Note 16).

m) Revenues and expenses

Revenues from sales are recognized when customer receives/withdraws the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of merchandise includes warehousing and handling costs in the warehouses.

n) Earnings per share

The calculation was made based on the number of outstanding shares at the end of the quarter as if net income for the period was fully distributed. Earnings may be distributed, used for capital increase purposes, or to compose the profit reserve for expansion, based on capital budget.

o) Consolidated financial statements

The consolidated financial statements were prepared in conformity with the consolidation principles prescribed by the Brazilian Corporate Law and CVM Ruling 247, and include the annual information of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, Sevilha, CBD Panamá Trading Corp. (“CBD Panamá”) and CBD Holland B.V. (“CBD Holland”). The direct or

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

p) Consolidated Financial Statements

	03.31.2008		12.31.2007

	Direct	Indirect	Direct	Indirect

Novasoc	10.00	-	10.00	-
Sé	93.05	6.95	93.05	6.95
Sendas Distribuidora	-	42.57	-	42.57
PAFIDC	6.95	0.81	6.17	0.72
PA Publicidade	99.99	-	99.99	-
Barcelona	-	60.00	-	60.00
CBD Panamá	-	100.00	-	100.00
CBD Holland	100.00	-	100.00	-
Sevilha	-	-	-	99.99

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the Bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the accounting financial statements.

Pursuant to CVM Ruling 408 as of August 18, 2004, the Company as of the first quarter of 2005, started to consolidate PAFIDC’s financial statements, as it understood this is a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, and most of risks and benefits related to the fund profitability are linked to subordinated quotas, maintained by the Company.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Since prevailing decisions related to the operational management of Miravalles lies on another partner quotaholder, Miravalles is not consolidated in the Company’s financial statements.

3. Marketable Securities

The marketable securities at March 31, 2008 and December 31, 2007 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate.

4. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Current
Resulting from sales through:

Credit card companies	313,819	271,123	462,456	409,731
Customer credit financing	-	-	-	-
Sales vouchers and others	58,710	72,939	69,185	88,107
Credit sales with post-dated checks	26,533	30,523	40,129	45,450
Accounts receivable- subsidiaries	96,920	149,295	-	-
Allowance for doubtful accounts	(7,678)	(4,999)	(9,963)	(6,421)
Resulting from Commercial Agreements	292,386	404,284	335,194	453,889

	780,690	923,165	897,001	990,756

Accounts receivable - PAFIDC	-	-	819,659	825,606

	-	-	819,659	825,606

	780,690	923,165	1,716,660	1,816,362

Noncurrent
Trade accounts receivable - Paes Mendonça	-	-	374,260	371,221

	-	-	374,260	371,221

Credit card sales are receivable from the credit card companies in installments not exceeding 12 months (ditto on 12/31/2007), except for FIC cards receivable within 24 months. Credit sales settled with post-dated checks bear interest of up to 6.50% per month (ditto on 12/31/2007) for settlement within 60 days.

Subsidiaries accounts receivable refer to the Company’s sales of goods for the supply of subsidiaries’ stores. The operation derives from the Company’s warehouse and were made at cost.

b) Accounts receivable - PAFIDC

The Company carries out securitization operations of its credit rights, represented by customer credit financing, credit sales with post-dated checks and credit card company receivables, to PAFIDC. The volume of operations stood at R$1,885,391 in the quarter ended at March 31, 2008 (R$2,011,116 in the quarter ended at March 31, 2007), in which the responsibility for services

4. Trade Accounts Receivable (Continued)

rendered and subordinated interests was retained. The securitization costs of such receivables amounted to R$30,310 (R$33,636 in the quarter ended at March 31, 2007), recognized as financial expenses in income for the quarter ended at March 31, 2008. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

b) Accounts receivable – PAFIDC (Continued)

The outstanding balance of these receivables at March 31, 2008 and December 31, 2007 was R$750,721 and R$825,606, respectively, net of allowance.

c) Accounts receivable – Paes Mendonça

The accounts receivable of Paes Mendonça relate to credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to lease agreements (Note 9 (b) (i)).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, having the volume of purchases as benchmark.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	03.31.08	12.31.07	03.31.08	12.31.07

Resulting from:
Credit sales with post-dated checks	(1,426)	(946)	(2,195)	(1,390)
Corporate sales	(6,103)	(3,804)	(7,548)	(4,715)
Other acccounts receivable	(149)	(249)	(220)	(316)

	(7,678)	(4,999)	(9,963)	(6,421)

5. Inventories

	Parent Company		Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Stores	666,125	685,905	1,000,446	995,332
Warehouses	426,884	468,398	491,516	538,910

	1,093,009	1,154,303	1,491,962	1,534,242

6. Recoverable Taxes

The balances of taxes recoverable at March 31, 2008 and December 31, 2007 refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Contribution Tax on Gross Revenue for Social Integration Program), COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) and ICMS (State Value-Added Tax):

	Parent Company		Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Current
Tax on sales	114,664	198,361	118,765	299,399
Tax on income tax and others	87,123	66,409	94,639	80,581

	201,787	264,770	213,404	379,980

Noncurrent
Taxes on sales	119,648	57,051	221,781	61,589
ICMS and others	57,162	78,011	59,699	80,570

	176,810	135,062	281,480	142,159

Total of taxes recoverable	378,597	399,832	494,884	522,139

7. Pão de Açúcar Receivables Securitization fund - PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers. Initially, the fund would acquire credit rights derived from credit cards sales, meal ticket, installment system or post-dated checks. In the fourth quarter of 2005, the fund no longer acquired receivables from installment system and in July 2007, receivables from post-dated checks.

A letter proposal was signed at February 22, 2008 to extend the fund maturity for up to two years, as of its maturity date at May 26, 2008. As from this date, the new quotas will be remunerated to 105% of CDI, further conditions of operation remain the same. The capital structure of the fund, at March 31, 2008, is composed of 10,256 senior quotas, held by third parties in the amount of R$845,960, which represent 92.23% of the fund’s equity (93.1% at December 31, 2007) and 2,864 subordinated quotas, held by the Company and

7. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

subsidiaries in the amount of R$71,234, which represent 7.77% of the fund’s equity (6.9% at December 31, 2007).

The net assets of PAFIDC at March 31, 2008 and December 31, 2007 are summarized as follows:

	03.31.2008	12.31.2007

Assets
Cash and cash equivalents	169,890	64,466
Receivables	819,659	825,606

Total Assets	989,549	890,072

Liabilities
Accounts payable	72,355	5,258
Shareholders' equity	917,194	884,814

Total Liabilities	989,549	890,072

The subordinated quotas were attributed to the Company and are recorded in the current assets as participation in the securitization fund, the balance of which at March 31, 2008 was R$63,773(R$54,621 at December 31, 2007 in the noncurrent assets). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

The series A senior quotas reached benchmark profitability of 103.0% of CDI, variable interest interbank fee, from first subscription of quotas to February 20, 2004, and 105.0% of CDI after such date; the series B senior quotas were yielded at 101.0% of CDI; the series C senior quotas were yielded at 100.0% of CDI + 0.5% p.a.. The remaining balance of results will be attributed to the subordinated quotas. The series B quotaholders will redeem the remaining balance of R$137,162 (R$133,682 at December 31,2007) at the end of the fund’s term. The series A quotaholders will redeem their quotas only at the end of the fund’s term, the amount of which at March 31, 2008 corresponds to R$571,852 (R$556,776 at December 31, 2007). The series C quotaholders will redeem the balance of R$136,946 (R$133,344 at December 31, 2007) at the end of the fund’s term (Note 13 (iii)).

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been yielded, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any default on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

7. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

8. Balances and Transactions with Related Parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related companies and were substantially carried out at market prices, terms and conditions.

a) Sales and Purchases of Goods

Balances and transactions resulting from the sale and purchase of goods to the supply of stores by the Company's warehouses, made at cost.

	Parent Company		Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Clients:
Novasoc Comercial	19,693	29,651	-	-
Sé Supermercados	46,495	70,901	-	-
Sendas Distribuidora	30,732	48,743	-	-

	96,920	149,295	-	-

Suppliers:
Novasoc Comercial	563	557	-	-
Sé Supermercados	1,417	1,638	-	-
Sendas Distribuidora	2,583	1,871	-	-
Grupo Assai	-	-	4,017	-

	4,563	4,066	4,017	-

Sales:
Novasoc Comercial	51,916	47,435	-	-
Sé Supermercados	145,577	107,923	-	-
Sendas Distribuidora	55,854	55,888	-	-
Versalhes	-	349	-	-

	253,347	211,595	-	-

Purchases:
Novasoc Comercial	1,848	1,424	-	-
Sé Supermercados	4,003	2,822	-	-
Sendas Distribuidora	4,511	5,227	-	-
Versalhes	-	61,119	-	-
Grupo Assai	-	-	52,687	-

	10,362	70,592	52,687	-

8. Balances and Transactions with Related Parties (Continued)

b) Other Operations

		Parent Company		Consolidated

		03.31.2008	12.31.2007	03.31.2008	12.31.2007

	Assets
	Novasoc Comercial	31,082	19,206	-	-
	Sé Supermercados	288,150	313,197	-	-
	Casino	4,149	4,171	4,149	4,171
	FIC	14,950	14,376	17,094	16,072
	Pão de Açucar Ind. e Comércio	1,171	1,171	1,171	1,171
	Sendas S/A	17,824	17,824	217,824	217,824
	Other	16,348	14,893	21,268	18,994

		373,674	384,838	261,506	258,232

	Liabilities
	Sendas Distribuidora	60,622	46,448	-	-
	Casino	335	-	335
	Peninsula Participações	10,667	12,522	10,991	12,891
	Grupo Assai	-	-	211	-
	Other	1,179	965	-	-

		72,803	59,935	11,537	12,891

	Result
(i)	Novasoc Comercial	1,783	1,709	-	-
(i)	Sé Supermercados	3,779	3,718	-	-
(i)	Sendas Distribuidora	11,597	27,221	-	-
	Casino	(1,294)	(1,497)	(1,294)	(1,497)
	Peninsula Participações	(29,048)	(27,457)	(29,930)	(28,300)
	Grupo Diniz	(2,674)	(3,000)	(2,904)	(3,223)
	Sendas S/A	-	-	(8,287)	(8,341)
	Grupo Assai	-	-	(593)	-
	Other	(1,500)	(1,780)	(1,500)	(1,780)

		(17,357)	(1,086)	(44,508)	(43,141)

i) Amounts deriving from the corporate apportionment of costs referring to services rendered to subsidiaries and associated companies, transferred by the cost value effectively incurred and eight properties leased for Sendas Distribuidora.

8. Balances and Transactions with Related Parties (Continued)

b) Other Operations (Continued)

Casino: Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, through the annual payment of US$ 2.7 million, it provides for the transfer of knowledge in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held at August 16, 2005.

Península Participações: At October 3, 2005, final agreements were entered into referring to the sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliário Península. The properties sold were leased back to the Company (58 stores), Novasoc (1 store) and Sé (1 store) for a twenty-year term, renewable for two further consecutive periods of ten years each. The Company was granted a long-term lease agreement for all properties that were part of this operation, in addition to periodic reviews of the minimum rent amounts. In addition, the Company has the right to exit individual stores before termination of the lease term, in case of the Company be no longer interested in maintaining such leases.

Diniz Group: Leasing of 17 properties for the Company and 2 properties for Sendas Distribuidora (18 and 2 properties in 2007, respectively).

Sendas S/A: Leasing of 57 properties for Sendas Distribuidora (57 properties in 2007).

Other: Expenses paid by the Company to its subsidiaries or other associated companies.

9. Investments

a) Information on investments at March 31, 2008 and December 31, 2007

	Quarter ended at 03.31.2008

				Shareholders’	Net income
	Shares/quotas	Interest in		equity (capital	(loss) for the
	held	capital stock %	Capital Stock	deficiency)	period

Novasoc	1,000	10.00	10	(23,675)	4,948
Sé	1,433,671,368	100.00	1,433,671	1,479,432	15,164
Sendas Distribuidora	449,999,994	42.57	835,677	9,126	4,715
Miravalles	127,519	50.00	279,179	223,824	2,461
Pa Publicidade	99,999	99.99	100	1,321	165
Barcelona	9,006,000	60.00	15,010	107,917	968
CBD Panamá	1,500	100.00	-	445	274
CBD Holland B.V.	180	100.00	-	217	-

				Quarter ended at 12.31.2007

				Shareholders’	Net income
	Shares/quotas	Interest in		equity (capital	(loss) for the
	held	capital stock %	Capital Stock	deficiency)	period

Novasoc	1,000	10.00	10	(28,623)	14,684
Sé	1,433,671,368	100.00	1,433,653	1,464,250	51,980
Sendas Distribuidora	449,999,994	42.57	835,677	4,410	(19,193)
Miravalles	127,519	50.00	279,179	221,363	(57,818)
Pa Publicidade	99,999	99.99	100	1,156	723
Sevilha	227,009,990	99.99	226,992	228,250	1,257
Barcelona	9,006,000	60.00	15,020	37,778	3,717
CBD Panamá	1,500	100.00	-	173	173
CBD Holland B.V.	180	100.00	-	217	-

	Parent Company					Consolidated

			PA
	Novasoc	Sé	Publicidade	Other	Total	Total

Balance at December 31 , 2007	-	1,363,736	1,156	478	1,365,370	110,987

Additions		17			17
Exchange variation	-	-	-	(2)	(2)	-
Equity accounting	4,948	12,859	165	271	18,243	1,227
Transfer to capital deficiency	(4,948)	-	-	-	(4,948)	-

Balances at March 31, 2008	-	1,376,612	1,321	747	1,378,680	112,214

9. Investments (Continued)

b) Change in investments

(i) Novasoc – Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. Paes Mendonça is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities prior to the leasing agreement. The operating lease annual rental payments amounted to R$2,311 in the period ended at March 31, 2008 (R$2,207 at March 31, 2007), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

Under Novasoc Bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the Company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as of 2000.

At March 31, 2008, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiary, assured by the parent company, the Company recorded R$23,675(R$28,623 at December 31, 2007), under “Provision for loss in investments” to recognize its obligations before creditors.

(ii) Sé – Sé holds direct interest in Miravalles corresponding to 50% of capital stock, which indirectly represents the investment in FIC.

(iii) At November 1, 2007, GPA, by means of subsidiary company controlled by Sé (Sevilha), acquired shares representing 60% of the total and voting capital of Barcelona, a recipient company of Assai’s spun-off assets related to the activities previously carried out by Assai in the wholesale market of the food industry by the amount of R$208,504, originating a R$206,068 goodwill recorded in the subsidiary Sevilha.

For non-controlling shareholders holding 40% interest in Barcelona, a shareholders’ agreement was entered into that established a put and call option of such interest, under the following conditions:

1) Criteria for calculation of purchase or sale price for remaining interest of 40%:

1)The highest amount between 7 times EBITDA and 35.16% of net sales over the past 12 months immediately prior to the Option

9. Investments (Continued)

b) Change in investments (Continued)

exercise date, deducting net indebtedness and probable contingencies of loss. Should EBITDA margin be lower than 4.62%, only the 7 times EBITDA criterion will be taken into account;

2)Initial purchase value net of distributed dividend, restated by IPCA + 6.5% p.a.

2) Call Option (“CALL”) of total partners’ shares – 40%

  Should GPA require the dismissal of chairman due to performance (by means of specific criteria set forth in the shareholders’ agreement) – by criterion 1 of sales price;
  Should the chairman resign or be absent for more than 1/3 of Board meetings called during a determined fiscal year - by the lowest value between criterion 1 or 125% of criterion 2 of the sales price;
  At any moment, up to December 31, 2011 - by the highest value between criterion 1 or 125% of criterion 2 of the sales price;
  From January 1 to 15 of each calendar year between 2012 and 2014 - by the highest value between criterion 1 and criterion 2 of the sales price;
  At any time in the event of disability or decease of the chairman, by criterion 1 of the sales price.

The Board of Directors will be composed of 7 members, with a 3-year term of office. GPA shall be responsible for the appointment of 4 members and former partners of Assai shall be responsible for the appointment of 3 members, appointing among the latter, the Chairman of the Board of Directors. The former partners of Assai may also exercise the Put option as of January 1, 2012 as per conditions set forth in the item abovementioned.

The Board of Directors’ Meeting of Barcelona held on March 31, 2008, approved the reverse merger of Sevilha Empreendimentos e Participações Ltda., former parent company of Barcelona, with reference date as of February 28, 2008. The referred merger was carried out by book value, based on the appraisal report prepared by independent experts. With the merger of Sevilha into Barcelona, Sé now holds 60% direct interest in the total and voting capital of Barcelona. This operation gave rise to a record under the item: “Goodwill on investments” in Sé, corresponding to the amount of R$134,291. Barcelona set up a special goodwill reserve in the amount of R$69,180 pursuant to CVM Ruling 319/99.

9. Investments (Continued)

c) Investment agreement – Company and Sendas

In February 2004, based on the Investment and Association Agreement, the Company and Sendas S.A. constituted, by means of transfer of assets, rights and obligations, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, by means of the association of operating activities of both chains in the state of Rio de Janeiro.

The Company’s indirect interest in Sendas Distribuidora at March 31, 2008 corresponded to 42.57% of total capital. Pursuant to the shareholders’ agreement, it is incumbent upon GPA’s Board of Executive Officers to conduct the operating and administrative management of Sendas Distribuidora.

Pursuant to its Shareholders’ Agreement, as of February 1, 2007, Sendas S.A had the right to swap its paid-in shares or a portion thereof, for preferred shares of the Company. At March 31, 2008, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid-in and 18.92% not paid-in yet. Pursuant to the 2nd addendum to the Shareholders’ Agreement, Sendas S.A. shall pay-in the remaining installment of R$200,000 up to 2014.

At October 19, 2006, Sendas S.A. notified the Company, expressing the exercise of put, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. The Company, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A.

At October 31, 2006, the Company was notified by the Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV (Chamber of Conciliation and Arbitration of the Fundação Getúlio Vargas) informing that Sendas S.A. has filed and brought the matter to arbitration, authority expected to discuss such matter.

At January 5, 2007, Sendas S.A. notified the Company, expressing the exercise of right to swap the totality of paid-in shares owned thereby with preferred shares of the Company’s capital stock, pursuant to Clause 6.9.1 of Sendas Distribuidora Shareholders' Agreement, subjecting the effectiveness of swap to the award of arbitration mentioned above not to acknowledge the “put” exercise right on the part of Sendas.

At March 13, 2007, the Company and Sendas entered into a commitment, commencing the arbitration proceeding. The arbitration is still in the discovery phase and answers to the initial pleadings, which hinder the legal counsels

9. Investments (Continued)

c) Investment agreement – Company and Sendas (Continued)

representing the Company to assess the outcome and eventual settlement amount of the proceeding.

On April 29, 2008, the Arbitration Court rendered an award agreeing with the rules of the Panel of Conciliation and Arbitration of FGV-RJ, with a favorable decision to GPA that sale of its share control did not occur, when the partnership operation with Casino was concluded in 2005. Therefore, the claims of Sendas S/A were rejected in the arbitration based on the nonexistence of sale of control, especially that claim pleading the acknowledgment of supposed right to exercise PUT options for its shares in Sendas Distribuidora S.A.

Since PUT of Sendas S.A. has not been exercised, in view of the establishment of transfer amounts, the Company's Management did not change the interest percentage currently used for the purposes of calculating the equity accounting and consolidating the quarterly information of Sendas Distribuidora.

In view of current phase of discussions, the Company’s Management did not alter the interest percentage currently used for the purposes of equity accounting calculation and consolidation of Sendas Distribuidora’s financial statements.

d) Subscription of capital carried out by AIG Group in Sendas Distribuidora

At November 30, 2004 the shareholders of Sendas Distribuidora and investment funds of AIG group ("AIG"), entered into an agreement by which AIG invested the amount of R$135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG waived any rights related to the receipt of dividends, up to November 30, 2008.

Pursuant to the agreement, the Company and AIG mutually granted themselves crossed put and call options of shares acquired by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

On March 17, 2008, AIG notified its put option for its 157,082,802 preferred shares of Sendas Distribuidora for the amount of R$165,440. Part of this amount shall be swap of shares, of which R$153,374 are composed of 4,325 GPA’s preferred shares (representing 2.05% of the Company’s capital) based on the average quote of the last 30 days immediately prior to the date of exercise and R$ 12,066 in cash.

9. Investments (Continued)

d) Subscription of capital carried out by AIG Group in Sendas Distribuidora (Continued)

The capital increase representing the exercise of put option occurred on April 30, 2008, and the Company’s Board of Directors authorizing the issue of shares. After the issue of preferred shares, GPA now holds 57.43% of Sendas Distribuidora’s capital against 42.57% of Sendas S.A. The structure of voting right common shares did not change.

e) Investment agreement – the Company and Itaú

Miravalles, a company set up in July 2004 and owner of exploitation rights of the Company´s financial activities, received funds from Itaú related to capital subscription, which then started to hold 50% of such company. Also in 2004, Miravalles set up Financeira Itaú Companhia S.A. (“FIC”), with capital stock of R$150,000. It is a company which operates in structuring and commercialization of financial products and services exclusively to GPA’s customers.

At December 22, 2005, an amendment to the partnership agreement between the Company, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of the referred performance goals were established.

This partnership is effective for 20 years and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

The Miravalles’ financial statements for the periods ended at March 31, 2008 and 2007 and the financial statements for the year ended at December 31, 2007, were audited by other independent auditors. In the quarter ended at March 31, 2008, total investments and negative equity results of operations of said investee represented 10.9% and 3.4%, respectively, in relation to the Company’s consolidated financial statements (0.7% and -16.3% of total assets and net income in the period ended at March 31, 2007, respectively).

10. Property and Equipment

	Annual depreciation rates		Parent Company

			03.31.2008			12.31.2007

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land	-	-	753,396	-	753,396	665,241
Buildings	3.3	3.3	2,255,224	(446,208)	1,809,016	1,743,944
Leasehold improvements	*	6.7	1,461,339	(578,568)	882,771	904,347
Equipment	10.0 to 33.0	13.1	875,581	(531,845)	343,736	380,387
Installations	20.0 to 25.0	20.0	371,174	(283,646)	87,528	92,811
Furniture and fixtures	10.0	10.0	333,219	(183,256)	149,963	122,501
Vehicles	20.0	20.0	18,661	(8,322)	10,339	10,155
Construction in progress	-	-	38,327	-	38,327	159,132
Other	10.0	10.0	145,364	(53,341)	92,023	79,052

			6,252,285	(2,085,186)	4,167,099	4,157,570

Annual average depreciation rate - %					5.12	5.19

	Annual depreciation rates		Consolidated

			03.31.2008			12.31.2007

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land	-	-	795,072	-	795,072	706,916
Buildings	3.3	3.3	2,357,392	(474,440)	1,882,952	1,816,818
Leasehold improvements	*	6.7	2,022,211	(817,035)	1,205,176	1,227,062
Equipment	10.0 to 33.0	13.1	1,133,457	(667,675)	465,782	495,011
Installations	20.0 to 25.0	20.0	454,936	(342,973)	111,963	139,054
Furniture and fixtures	10.0	10.0	468,491	(251,385)	217,106	182,201
Vehicles	20.0	20.0	19,611	(8,609)	11,002	10,807
Construction in progress	-	-	40,852	-	40,852	163,040
Other	10.0	10.0	146,183	(53,853)	92,330	79,270

			7,438,205	(2,615,970)	4,822,235	4,820,179

Annual average depreciation rate - %					5.55	5.64

* Leasehold improvements are depreciated based on the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

a) Additions to property and equipment

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Additions	54,821	182,525	112,340	196,322
Capitalized interest	42,425	7,411	6,206	7,881

	97,246	189,936	118,546	204,203

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

11. Intangible Assets

	Parent Company	Consolidated

Balance at December 31, 2007	290,560	674,852

Additions	-	134,297
Transfer by merger	-	(203,472)
Amortization	(25,584)	(34,628)

Balance at March 31, 2008	264,976	571,049

Upon the acquisition of subsidiaries and for consolidation purposes, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability –, were transferred to intangible assets, and will be amortized over periods consistent with the earnings projections on which they were originally based, limited for 10 years.

12. Deferred Charges

	Parent Company	Consolidated

Balance at December 31, 2007	77,085	77,177

Additions	191	191
Amortization	(3,312)	(3,314)

Balance at March 31, 2008	73,964	74,054

Regarding expenses with specialized consulting fees, incurred during the development and implementation of strategic projects, we point out:

  Categories management;
  Maximum efficiency in supermarket stores;
  Implementation of CSC – Shared Service Center;
  Implementation of procurement center of materials and indirect services.

12. Deferred Charges (Continued)

The pre-operational expenditures are also represented by costs incurred in the development of new products by means of creation of Brand TAEQ, which aims at serving the “well-being” segment and a new business model – convenience retail or neighborhood supermarket – Extra Fácil. The projects already concluded are being amortized for a minimum term of 5 years.

13. Loans and Financing

		Parent Company		Consolidated

	Annual financial charges	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Short-term
In local currency
BNDES (ii)	TJLP + 1.0 to 4.125%	98,004	98,032	98,004	98,032
Working capital (i)	TJLP + 1.7%	4,576	6,443	4,576	6,443
	Weighted average rate of 103.9%
	of CDI (104% in 2007)	-	10,077	14,044	30,388
PAFIDC Quotas (iii)	Senior A - 105% of CDI	-	-	-	556,776
	Senior B - 101% of CDI	-	-	-	133,682
	Senior C - 100% of CDI + 0.5% pa	-	-	-	133,344

Leasing	CDI rate + 0.14% pa	10,034	6,553	10,034	6,553

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation + 4.1 to 4.125%	7,864	7,926	7,864	7,926
Working capital (i)	Weighted average rate - 103.6% of
	CDI (103.5% in 12/31/2007)	19,430	20,750	355,553	451,598
Imports	US dollar exchange variation	7,435	11,917	8,877	14,287

		147,343	161,698	498,952	1,439,029

Long-term
In local currency
BNDES (ii)	TJLP + 1.0 to 4.125%	177,375	201,514	177,375	201,514
Working capital (i)	Weighted average of 93.77%
	of CDI rate	349,916		394,933
Quotas PAFIDC (iii)	Senior A - 105% of CDI	-	-	571,852
	Senior B - 101% of CDI	-	-	137,162
	Senior C - 100% of CDI + 0.5% p.a.	-	-	136,946

Leasing	CDI Rate + 0.14% p.a.	14,033	13,020	14,033	13,020

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation + 4.125%	6,507	8,513	6,507	8,513
Working capital (i)	Weighted average rate - 102.5% of
	CDI (102.2% in 12/31/2007)	471,283	460,079	841,140	696,247

		1,019,114	683,126	2,279,948	919,294

The Company uses swaps operations to convert U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian real pegged to CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

13. Loans and Financing (Continued)

The annualized CDI benchmark rate at March 31, 2008 stood at 11.33% (11.82% at December 31, 2007).

(i) Working capital financing

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of GPA growth. This is made without guarantees, but endorsed by the Company in case of Sendas Distribuidora.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.4 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements.

13. Loans and Financing (Continued)

(ii) BNDES credit line (Continued)

				Consolidated

		Grace period	Number of
Contract date	Annual financial charges	in months	monthly	Maturity	03.31.2008	12.31.2007
			installments

11/11/2003	Basket of currencies + 4.125%	14	60	January/10	14,370	16,438
11/11/2003	TJLP + 4.125%	12	60	November/09	93,835	107,845
11/11/2003	TJLP+ 1.0%	12	60	November/09	5,667	6,513
5/9/2007	TJLP+ 3.2%	6	60	November/12	153,678	161,813
5/9/2007	TJLP+ 2.7%	6	60	November/12	22,200	23,376

					289,750	315,985

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In the periods ended at March 31, 2008 and December 31, 2007, R$175 and R$636, were added to the principal, respectively.

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Loans and financing” (Note 7).

Characteristics of the PAFIDC quotas of interest:

Types of quotas	Number	Yield	Redemption date

Seniores A	5,826	105% of CDI	5/26/2008
Seniores B	4,300	101 % of CDI	5/26/2008
Seniores C	130	100% of CDI + 0.5% p.a.	5/26/2008

(iv) Maturities – long-term

	Parent Company	Consolidated

2009	227,607	228,832
2010	394,194	1,543,012
2011	372,274	414,886
2012	25,039	93,218

	1,019,114	2,279,948

14. Debentures

a) Breakdown of outstanding debentures:

	Type	Outstanding	Annual financial	Unit price	03.31.2008	12.31.2007
		Securities	charges

6th issue - 1st series	No preference	54,000	CDI + 0.5%	10,083	544,504	559,268
6th issue - 2nd series	No preference	23,965	CDI + 0.5%	10,083	241,649	248,201
6th issue - 1st and 2nd series	Interest swap	-	104.96% of CDI	-	14	62

Total					786,167	807,531

Noncurrent liabilities					779,650	779,650

Current liabilities					6,517	27,881

b) Debenture operation:

	Number
	of Debentures	Value

At December 31, 2007	77,965	807,531

Interest and swap paid in the quarter		(42,863)
Interest and restatement in the quarter		21,499

At March 31, 2008	77,965	786,167

c) Additional information

Sixth issue – at March 1, 2007, shareholders approved the issue and public placement limited to R$779,650 of 77,965 non-convertible debentures. The Company received proceeds of R$551,518, for 54,000 debentures issued from the first series, and R$245,263 of 23,965 debentures (with negative goodwill of 0.24032%), issued from the second series. Out of proceeds obtained from second series, R$242,721 were used to amortize 23,965 debentures of the fifth issue and part of interest. The debentures are indexed to the average rate of CDI and accrue annual spread of 0.5% payable every six months, starting at September 1, 2007 and ending at March 1, 2013. The debentures amortization will take place at March 1, 2011, March 1, 2012 and March 1, 2013, amounting to 25,988 debentures for each year. The debentures will not be subject to renegotiation until maturity at March 1, 2013. The Company is in compliance with debt covenants provided for in the 6th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA (Note 23), lower or equal to 3.25.

15. Taxes and Social Contribution Payable

Taxes and contributions are composed of the following:

	Parent Company		Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Taxes and contributions payable
Taxes paid in installments	54,502	58,151	56,809	60,443
PIS and COFINS payable	11,480	18,158	19,078	25,031
Provision for income tax and social contribution	-	5,575	7,255	16,944

	65,982	81,884	83,142	102,418

Noncurrent	224,996	239,896	235,331	250,837

Taxes paid in installments	290,978	321,780	318,473	353,255

INSS and COFINS - The Company discontinued certain lawsuits and filed application for the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

Others – The Company also filed application to participate in the State and Municipal Tax Payment Installments Program (PPI). These taxes are adjusted by SELIC, and may be payable within 120 months. Out of the total amount recorded as State PPI, R$2,148 are under phase of application filed with tax authorities.

The amounts payable in installments were as follows:

	Parent Company		Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Current
INSS	37,873	37,440	38,013	37,561
CPMF	10,128	10,028	12,127	12,035
Other	6,501	10,683	6,669	10,847

	54,502	58,151	56,809	60,443

Noncurrent
INSS	160,962	168,478	161,554	169,115
CPMF	43,045	45,125	51,545	54,159
Other	20,989	26,293	22,232	27,563

	224,996	239,896	235,331	250,837

16. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

	Parent Company

	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at December 31, 2007	1,038,124	27,140	1,508	90,182	1,156,954
Additions	15,304	-	4,248	9,259	28,811
Reversals/Payments	(36)	-	(5,294)	(1,737)	(7,067)
Monetary Restatement	20,100	537	1,370	2,641	24,648
Judicial Deposits	-	-	(1,540)	(1,591)	(3,131)

Balance at March 31, 2008	1,073,492	27,677	292	98,754	1,200,215

	Consolidated

	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at December 31, 2007	1,086,181	29,539	2,401	98,068	1,216,189
Additions	18,702	1,692	5,282	9,369	35,045
Reversals/Payments	(36)	-	(6,257)	(2,374)	(8,667)
Monetary Restatement	20,867	586	1,530	2,943	25,926
Judicial Deposits	-	-	(1,239)	(1,641)	(2,880)

Balance at March 31, 2008	1,125,714	31,817	1,717	106,365	1,265,613

a) Taxes

Tax-related contingencies are indexed to the Central Bank Overnight Rate (“SELIC”), which stood at 10.82% at March 31, 2008 (11.25% at December 31,2007), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed with respect to unpaid amounts and are fully accrued.

16. Provision for Contingencies (Continued)

a) Taxes (Continued)

COFINS and PIS

In 1999, the rate for COFINS increased from 2% to 3%, and the tax base of both COFINS and PIS was extended to encompass other types of income, including financial income. The Company is challenging the increase in contributions of COFINS and the extension of base of such contributions. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, amounting to R$996,421 (R$971,004 at December 31, 2007) resulting from the lawsuit filed by the Company and its subsidiaries, claiming the right to not

16. Provision for Contingencies (Continued)

a) Taxes (Continued)

apply Law 9,718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9,715/98 (0.65% of revenue) as of February 1, 1999. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the Company has not been required to make judicial deposits.

As the calculation system of such contributions started to use the non-cumulative tax principle, starting by PIS as of December 1, 2002, with the Law 10,637/02, and COFINS, as of February 2004 by means of Law 10,833/03, the Company and its subsidiaries then started to apply said rules, as well as, to question with the Judiciary Branch, the extension of tax base of such contributions, aiming at continuing its application by the concept of sales results, as well as the appropriation of credits not accepted by laws and that the Management understands to be subject to appropriation, such as financial expenses and third parties expenses. The provision recorded in the balance sheet in the amount of R$129,293 (R$115,177 at December 31, 2007), includes the unpaid installment, monetarily restated. In addition, the Company challenges the limit of percentage and the term for appropriation of COFINS credit over the opening inventory derived from Law 10,833/03, recording in its balance sheet the difference of appropriated credit under such rule by virtue of judicial authorization. There are no judicial deposits for such discussions.

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses: a) lawsuit questioning the non-levy of excise tax (“IPI”) over codfish imports, which awaits decision by appellate court judge; b) federal administrative assessment about the restatement of equity accounts by an index higher than that accepted by tax authorities, which awaits decision by administrative appellate court judge (“Summer Plan”); c) administrative assessment referring to the collection of debts of withholding tax (IRRF), social contribution on net income (CSLL), which also awaits decision by administrative appellate court judge, d) administrative assessment due to offsetting of INSS credit verified by the Company under the viewpoint of undue payment over allowance not provided for by law, awaiting for court verdict; e) tax assessment related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts, in which, in the tax authorities’ understanding, the circulation of products did not take place. Within the federal scope, the Company was served notice for these operations, in relation to PIS, COFINS and IRPJ. The amount recorded in accounting books for such issues is R$31,817 (R$29,539 at December 31, 2007). The Company has no judicial deposits related to such issues.

16. Provision for Contingencies (Continued)

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At March 31, 2008, the Company recorded a provision of R$50,721 (R$50,166 at December 31, 2007) assessed as probable risk. Lawsuits the loss of which is deemed as possible by our legal counsels stand at R$6,733 (R$7,151 at December 31,2007). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (2.0% accumulated in the year ended at March 31, 2008) plus 1% monthly interest. The balance of net allowance for earmarked judicial deposits is R$1,717 (R$2,401 at December 31, 2007).

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

  The Company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The Company obtained a preliminary injunction recognizing the right of not paying such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. The amount accrued is R$48,750 (R$46,896 at December 31, 2007) and the Company effected a R$8,050 (R$8,036 at December 31, 2007) judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

  The Company filed a declaratory action of absence of legal relationship, in what concerns the contribution to SEBRAE, as enacted by Law 8,029/90, in order to also obtain the acknowledgement of restated credit for offsetting with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit. The Company was granted the right of not paying the falling due contributions, provided that judicial deposits are made, as usual. The proceeding awaits a

16. Provision for Contingencies (Continued)

c) Civil and other (Continued)

decision of the extraordinary appeal. The accrued amount is R$39,068 at March 31, 2008, (R$37,511 at December 31, 2007), and judicial deposit in the amount of R$38,944 (R$37,328 at December 31, 2007).

  The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$33,740 (R$33,141 at December 31, 2007). There is no judicial deposit for such proceeding.

  The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At March 31, 2008 the accrual amount for these lawsuits is R$12,955 (R$11,955 at December 31, 2007), for which there are no judicial deposits.

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at March 31, 2008, as follows:

  INSS (Social Security Tax) – The Company was also served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$118,877 (R$116,462 at December 31,2007). These proceedings are under administrative discussion.

  IRPJ, IRRF, and CSLL – The Company was served several administrative assessment notices regarding the taxes mentioned, with varied subject- matters, such as offsetting proceedings, undeductible provisions, and all of them await decision in the administrative level, the amount of which corresponds to R$100,595 (R$69,309 at December 31, 2007).

  COFINS, PIS and CPMF – The Company was served notice in the administrative level regarding the taxes mentioned with varied subject- matters, motion for offsetting the Social Investment Fund (“FINSOCIAL”), tax payment discrepancies, in addition to PIS and

16. Provision for Contingencies (Continued)

d) Possible losses (Continued)

COFINS in the assessment of soybean operations, previously mentioned. The amount involved in these assessments is R$237,700 (R$243,637 at December 31, 2007) and await administrative decision.

  ICMS – The Company was served notice by the state tax authorities regarding the appropriation of electricity credits, acquisitions from suppliers considered to be disreputable, refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo, among others, not relevant. At the end of 2007, the Company was again served notice by the State of São Paulo, amounting to nearly R$31,426, of which approximately R$24,570 were classified by the management and legal counsels, as possible losses. The total amount of these assessments is R$931,448 (R$878,062 at December 31, 2007), which await a final decision in the administrative and court levels.

  ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$18,646 (R$17,891 at December 31, 2007) and await administrative and court decisions.

  Other contingencies – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), in great majority related to suits for damages, amounting to R$59,228 (R$45,139 at December 31, 2007).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for contingencies be set up.

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

16. Provision for Contingencies (Continued)

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	559,025	1,936	224,407	785,368
Labor	5,846	3,631	58,111	67,588
Civil and other	10,951	961	17,591	29,503

Total	575,822	6,528	300,109	882,459

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

17. Income and Social Contribution Taxes

a) Income and social contribution tax expense reconciliation

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Earnings before income and social contribution taxes	46,392	51,094	63,762	37,313

Income and social contribution taxes at nominal rate	(11,598)	(12,774)	(18,491)	(9,328)

Income tax incentive	-	78	76	128
Equity accounting and provision for capital
deficiency of subsidiary	4,561	567	418	(5,858)
Other permanent adjustments and social contribution rates, net	(626)	(434)	(2,741)	(2,801)

Effective income tax	(7,663)	(12,563)	(20,738)	(17,859)

Income tax for the year
Current	226	(3,178)	(7,554)	(6,860)
Deferred	(7,889)	(9,385)	(13,184)	(13,078)

Income tax and social contribution expenses	(7,663)	(12,563)	(20,738)	(19,938)

Effective rate	16.5%	24.6%	32.5%	53.4%

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Deferred income and social contribution tax assets
Tax losses (i)	4,150	4,048	314,692	314,878
Provision for contingencies	54,976	49,692	78,153	66,673
Provision for hedge and levied on a cash basis	8,574	6,905	55,445	59,975
Allowance for doubtful accounts	3,439	2,604	5,176	3,088
Goodwill	27,193	26,301	73,251	74,762
Income tax on Vieri goodwill (ii)	496,167	517,294	496,167	517,294
Income tax on Sevilha goodwill (ii)	-	-	68,727	-
Provision for goodwill reduction (Note 11 (i))	-	-	135,541	139,522
Deferred gains from shareholding dilution, net	2,008	-	2,048	-
Other	20,771	18,323	21,552	22,998

Deferred income and social contribution tax assets	617,278	625,167	1,250,752	1,199,190

Provision for deferred income tax realization	-	-	(80,541)	(84,522)

	617,278	625,167	1,170,211	1,114,668

Current assets	116,236	68,303	145,981	88,128
Noncurrent assets	501,042	556,864	1,024,230	1,026,540

Deferred income and social contribution tax assets	617,278	625,167	1,170,211	1,114,668

(i) At March 31, 2008, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$617,278 (R$625,167 at December 31,2007) in the Parent Company and R$1,170,211 (R$1,114,668 at December 31, 2007) in Consolidated.

Recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table.

(ii) Income tax on goodwill

At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri.

The special goodwill reserve, set up as a result of this merger, pursuant to paragraph 1 of article 6 of the CVM Ruling 319/99, will be purpose of capitalization to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to article 7, caput and paragraphs 1 and 2 of CVM Ruling 319/99, to the extent that the tax benefit earned, as a result of goodwill amortization, represents an effective decrease of taxes paid.

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

In order to enable a better presentation of the financial statements, the goodwill net amount of R$515,488, less provision, which substantially represents the tax credit balance plus the amount of R$1,806 were classified as deferred IRPJ.

The Extraordinary General Meeting held on March 31, 2008 approved the reverse merger of Sevilha into Barcelona. Pursuant to CVM Ruling 319/99, a special goodwill reserve was set up as a result of such merger. The net value of remaining goodwill on March 31,2008 recorded at Barcelona amounted to R$68,727.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on these studies, the Company expects to recover these tax credits within a term of up to 10 years, as follows:

	Parent Company	Consolidated

2008	116,236	145,981
2009	112,231	169,725
2010	109,879	177,348
2011	109,879	184,429
2012 to 2017	169,053	492,727

	617,278	1,170,211

18. Shareholders’ Equity

a) Capital stock

(i) Authorized capital comprises 400,000 (in thousands of shares) approved at the Extraordinary General Meeting held on November 26, 2007. Fully subscribed and paid-up capital is comprised at March 31, 2008 of 228,429 (227,920 at December 31, 2007) in thousands of registered shares with no par value, of which 99,680 (ditto at December 31, 2007) in thousands of common shares 128,749 (128,240 at December 31, 2007) in thousands of preferred shares.

Breakdown of capital stock and amount of shares:

		Share volume - in thousands

	Capital stock	Preferred shares	Common shares

At December 31, 2007	4,149,858	128,240	99,680

Stock option
Series A1 Silver	2,526	102	-
Series A1 Gold	1	42	-
Series A2 Silver	5,034	187
Series A2 Gold	2	178

At March 31, 2008	4,157,421	128,749	99,680

The Board of Directors’ Meeting held at March 10, 2008 approved the capital stock increase with the subscription and payment of shares in the Stock Option Plan, as follows:

Meeting	Series	Number (thousand)	Unit values	Total

3/10/2008	Series A1 Silver	102	24.63	2,526
3/10/2008	Series A1 Gold	42	0.01	1
3/10/2008	Series A2 Silver	187	26.93	5,034
3/10/2008	Series A2 Gold	178	0.01	2

		509		7,563

18. Shareholders’ Equity (Continued)

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's Bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

The Company’s Bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.08 per share and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, until the amount of mandatory dividend, which can include the interest on shareholders’ equity, net of tax.

c) Capital reserve – Special goodwill reserve

This reserve was set up as a result of the corporate restructuring process outlined in Note 17 (ii), in contra account to the merged net assets and represents the amount of future tax benefit to be earned by means of amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholders, with the issue of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issue, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99 and CVM 349/01.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged amounted to R$ 517,294, which will be used in the capital increase, upon the realization of reserve.

At March 31, 2008, a tax benefit deriving from the goodwill in the merger of Sevilha into Barcelona was recorded in the amount of R$69,180, which will be used to increase capital, upon realization of reserve.

18. Shareholders’ Equity (Continued)

d) Revenue reserve

(i) Legal reserve: is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at meeting.

(iii) Profit retention: the balance at December 31, 2007 is available to the Shareholders’ General Meeting for allocation.

e) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The granting price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The number of lot of shares may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the granting date (1st tranche) and (ii) up to 50% in the last month of the fifth year following the granting date (2nd tranche), and the remaining portion of this second lot subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

Shares subject to restraint on alienation (Q), upon the exercise of the options, are calculated by using the following formula outlined in the stock option plan:

where:

Q = Amount of 1000 (one thousand) shares to be encumbered by restraint on alienation.

Q1 = 50% of the total lots of Company’s shares as of the granting date.

Pm = Market price of the lot of Company’s shares as of the exercise date.

Pe = Original exercise price of the lot, determined on the granting date, observing the terms of the Plan.

The option price from the date of concession to the date of exercise thereof by the beneficiary is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Pursuant to Clause 14.5 of the Plan, the application of the mentioned formula shall be adjusted taking into account the reverse share split of shares representing the Company’s capital stock, approved at the Extraordinary General Meeting held on July 30, 2007.

New preferred stock option plan

The Extraordinary General Meeting held on December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

The price for each Silver-type share will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with negative goodwill of 20%. The price per each Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The acquisition of rights to the options exercise will occur as follows in the following term: as of the 36th month to 48th month as of the start date defined as the date of the adhesion agreement of respective series and: a) 100% of granting of Silver-type shares; b) the quantity of Gold-type options to be determined by the Committee, after the compliance with granting conditions.

The series of previous plan continue in force until the respective maturity dates.

(i) Information on the stock option plans is summarized below:

				Breakdown of Series Granted Price		Lot (five hundred)

			2nd date of
		1st date of	exercise and	On the	End of	Amount of		Not exercised by		Total in
Series granted	Granting date	exercise	expiration	granting date	period	shares granted	Exercised	dismissal	Expired	effect

Balance at December 31, 2007
Series VI	3/15/2002	3/15/2005	3/15/2007	23.50	35.92	825	(203)	(367)	(255)	-
Series VII	5/16/2003	5/16/2006	5/16/2008	20.00	24.34	1,000	(297)	(318)	-	385
Series VII	4/30/2004	4/30/2007	4/30/2009	13.00	30.67	862	(214)	(373)	-	275
Series IX	5/15/2005	5/15/2008	5/15/2010	13.00	27.99	989	-	(407)	-	582
Series X	6/7/2006	6/7/2009	6/7/2011	16.50	36.30	901	-	(210)	-	691
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(45)	(5)	-	274
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(117)	(49)	-	956

						6,023	(876)	(1,729)	(255)	3,163

Balance at March 31, 2008
Series VII	5/16/2003	5/16/2006	5/16/2008	20.00	24.92	1,000	(297)	(339)	-	364
Series VII	4/30/2004	4/30/2007	4/30/2009	13.00	31.39	862	(214)	(398)	-	250
Series IX	5/15/2005	5/15/2008	5/15/2010	13.00	28.66	989	-	(460)	-	529
Series X	6/7/2006	6/7/2009	6/7/2011	16.50	37.16	901	-	(268)	-	633
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(88)	(5)	-	231
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(220)	(60)	-	842
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(178)	-	-	670
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(187)	-	-	763

						6,996	(1,184)	(1,530)	-	4,282

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

Series Exercised

Series granted	Granting date	Date of exercise	Amount exercised	Exercise price (R$)	Total per thousand (R$)	Market price (R$)

At December 31, 2007
Series VI	3/15/2002	4/7/2006	203	35.11	7,120	44.54
Series VII	5/16/2003	12/13/2005	291	22.12	6,445	37.43
Series VII	5/16/2003	6/9/2006	4	22.12	91	33.33
Series VII	5/16/2003	7/10/2007	1	22.95	13	37.15
Series VII	5/16/2003	11/28/2007	1	23.76	13	28.56
Series VIII	4/30/2004	5/15/2007	195	28.89	5,631	31.60
Series VIII	4/30/2004	7/10/2007	19	28.90	542	37.15
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	260	37.15
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	878	28.56
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,734	33.26
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	-	37.15
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	-	28.56
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	-	33.26

			876		22,727

At March 31, 2008
Series VII	5/16/2003	12/13/2005	291	22.12	6,445	37.43
Series VII	5/16/2003	6/9/2006	4	22.12	91	33.33
Series VII	5/16/2003	7/10/2007	1	22.95	13	37.15
Series VII	5/16/2003	11/28/2007	1	23.76	13	28.56
Series VIII	4/30/2004	5/15/2007	195	28.89	5,631	31.60
Series VIII	4/30/2004	7/10/2007	19	28.90	542	37.15
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	260	37.15
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	878	28.56
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,734	33.26
Series A1 Silver	4/13/2007	3/10/2008	103	24.63	2,537	34.85
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	-	37.15
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	-	28.56
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	-	33.26
Series A1 Gold	4/13/2007	3/10/2008	43	0.01	-	34.85
Series A2 Silver	3/3/2008	3/10/2008	187	26.93	5,036	34.85
Series A2 Gold	3/3/2008	3/10/2008	178	0.01	2	34.85

			1,184		23,182

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

NB: Pursuant to assignments provided for in the stock option plan regulation, the Plan’s Management Committee approved an advanced date of the year of first tranche of series VII options for December 13, 2005.

At March 15, 2007, series VI was cancelled.

At March 31, 2008, the Company’s preferred share price on BOVESPA was R$34.85 for each share.

There are no treasury shares to be used as spread to the options granted of the Plan.

(ii) The chart below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	03.31.2008	12.31.2007

Amount of shares	228,429	227,920
Balance of granted series in effect	4,282	3,163

Maximum percentage of dilution	1.84%	1.37%

f) Preferred stock option plan

(iii) The table below shows the effects on net income if the Company had recognized the expense related to the granting of stock option, applying the market value method, as required by Official Memorandum CVM/SNC/SEP Nº 01/2007 paragraph 25.9:

	03.31.2008		03.31.2007

	Net income	Shareholders'	Net	Shareholders'
		equity	Income	equity

At March 31	36,147	5,055,702	35,950	4,878,077

Expense related to share-based
compensation to employees
determined according to
market value method.	(7,356)	-	1,616	1,616

At March 31 (Pro forma)	28,791	5,055,702	37,566	4,879,693

18. Shareholders’ Equity (Continued)

f) Preferred stock option plan (Continued)

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 1.09% at March 31, 2008 (1.67% at March 31, 2007), expectation of volatility of nearly 37.4% at March 31, 2008 (38.7% at March 31, 2007), non-risk weighted average interest rate of 11% at March 31, 2008 (11.07% at March 31, 2007). The expectation of average life of series VII and VIII is 4 years, whereas for series A1, the expectation is 3.5 years and for series A2, the expectation is 5 years.

19. Net Financial Income

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Financial expenses
Financial charges - BNDES	(7,776)	(6,717)	(7,776)	(6,717)
Financial charges - Debentures	(21,454)	(13,556)	(21,454)	(13,556)
Financial charges on
contingencies and taxes	(26,713)	(26,674)	(29,763)	(29,093)
Swap operations	(6,541)	(9,156)	(19,610)	(29,314)

Receivables securitization	(26,814)	(25,614)	(31,708)	(33,636)
Interest on loan	(1,900)	(174)	(194)	(2,272)
CPMF and other bank services	(4,325)	(11,705)	(7,535)	(16,905)
Other financial expenses	(7,948)	(5,842)	(17,539)	(2,224)

Total financial expenses	(103,471)	(99,438)	(135,579)	(133,717)

Financial income
Interest on cash and cash equivalents	30,828	29,855	35,154	38,725

Financial discounts obtained	11,273	9,153	13,982	10,367
Financial charges on taxes
and judicial deposits	4,405	4,431	9,412	10,555
Interest on installment sale	7,068	7,021	10,362	10,379
Interest on loan	435	2,390	507	2,445
Other financial income	10	14	16	14

Total financial income	54,019	52,864	69,433	72,485

Net financial result	(49,452)	(46,574)	(66,146)	(61,232)

20. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within limits approved by the Management.

b) Concentration of credit risk

The Company’s sales are direct to individual customers through post-dated checks, in a small portion of sales (nearly 1.03% of sales in the quarter). In such portion, the risk is minimized by the large customer base.

The advances to suppliers are made only to selected suppliers. We do not have credit risk with suppliers, since we discount only own payments of goods already delivered.

20. Financial Instruments (Continued)

In order to minimize credit risk from investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market value of financial instruments at March 31, 2008 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	At March 31, 2008

	Parent Company		Consolidated

	Book	Market	Book	Market

Assets
Cash and cash equivalents	38,908	38,908	171,011	171,011
Marketable securities	824,890	824,890	1,041,950	1,041,950
Receivables securitization fund	63,773	63,773	-	-

	927,571	927,571	1,212,961	1,212,961

Liabilities
Loans and financings	1,166,457	1,148,818	2,778,900	2,748,821
Debentures	786,167	783,829	786,167	783,829

	1,952,624	1,932,647	3,565,067	3,532,650

Market value of financial assets and of current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to translating the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred to charges to the CDI variation, which reflects market value.

d) Management of exchange and interest rate risk

The utilization of instruments and derivatives operations bearing interest rates aims at protecting the results of the Company’s assets and liabilities operations. The transactions are carried out by the financial operations department according to a strategy previously approved by the Management.

The cross-currency interest rate swaps enable the Company to exchange short-term and long-term loans (Note 13), contracted at U.S.dollar- denominated fixed interest rates with loans contracted at Reais-denominated floating interest rates. On March 31, 2008, the balances of short-term and long-term financing

20. Financial Instruments (Continued)

d) Management of exchange and interest rate risk (Continued)

contracted in U.S. dollars, in the amount of R$1,211,063 (US$692,392) (R$1,164,284 - US$657,305 on December 31, 2007), at the annual weighted average interest rate of 5.5% (5.6% on December 31, 2007) are hedged by floating-rate swaps pegged to a percentage of interbank interest rate (CDI), in Reais, calculated at the weighted average rate of 102.8% of CDI (102.7% of CDI on December 31, 2007).

21. Insurance Coverage (not audited)

Coverage at March 31, 2008 is considered sufficient by management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property, equipment and inventories	Named risks	5,801,656
Profit	Loss of profit	1,335,000
Cash	Theft	47,194

The Company also holds specific policies covering civil and management liability risks in the amount of R$141,005 (R$142,400 at December 31, 2007).

22. Non-Operating Results

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Expenses
Results in the property and equipment write-off	(293)	(3,755)	(3,045)	(4,094)

Total non-operating expenses	(293)	(3,755)	(3,045)	(4,094)

Revenues
Provisions written-off	-	93	-	-
Other	5	-	5	1,156

Total non-operating revenues	5	93	5	1,156

Non operating result	(288)	(3,662)	(3,040)	(2,938)

23. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (not audited)

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Operating income	46,680	54,756	66,802	40,251

(+) Net financing expenses	49,452	46,574	66,146	61,232
(+) Equity accounting	(18,243)	(2,268)	(1,227)	5,858
(+) Depreciation and amortization	112,975	98,719	146,033	126,926

EBITDA	190,864	197,781	277,754	234,267

Net sales revenue	2,905,971	2,564,718	4,244,090	3,530,349
% EBITDA	6.6%	7.7%	6.5%	6.6%

24. Encumbrances, Eventual Liabilities and Commitments

The Company has commitments assumed with leaseholders of various stores already contracted at March 31, 2008, as follows:

	03.31.2008

	Parent Company	Consolidated

2008	157,906	228,599
2009	197,203	286,047
2010	145,954	223,341
2011	123,849	194,261
2012	108,753	175,078
from 2013	612,736	1,063,563

	1,346,401	2,170,889

25. Private Pension Plan of Defined Contribution

The Company maintains a supplementary private pension plan of defined contribution to its employees by retaining the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company at March 31, 2008, amounted to R$479, employees’ contributions amounted to R$642 with 775 participants.

26. Statements of Cash Flow

	Parent Company		Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Cash flow from operating activities
Net income for the year	36,147	35,950	36,147	35,950
Adjustment for reconciliation of net income
Deferred income tax	7,889	9,385	13,184	13,078
Residual value of written-off permanent assets	296	3,755	3,046	4,094
Net gains by corporate dillution	-	-	-	-
Depreciation and amortization	112,975	98,719	146,034	126,926
Interest and monetary variation, net of payment	50,340	(61,211)	59,375	(8,262)
Equity accounting	(18,243)	(2,268)	(1,227)	5,858
Provision for contingency	28,811	10,696	35,045	12,502
Provision for property and equipment written-off and losses	1,135	557	2,479	557
Provision for goodwill amortization	-	-	-	-
Minority interest	-	-	3,277	(22,175)

	219,350	95,583	297,360	168,528

(Increase) decrease of assets
Accounts receivable	142,475	275,855	100,065	280,647
Inventories	61,294	(61,053)	42,280	(79,483)
Recoverable taxes	23,437	(15,881)	30,129	(16,322)
Other assets	(31,572)	(30,051)	(54,002)	(47,087)
Related parties	32,872	25,358	3,046	9,639
Judicial deposits	(85,786)	(5,171)	(92,809)	(9,129)

	142,720	189,057	28,709	138,265

Increase (decrease) of liabilities
Suppliers	(364,134)	(365,923)	(446,164)	(408,099)
Payroll and charges	(6,680)	(9,815)	(4,093)	(6,451)
Taxes and social contribution payable	(34,182)	(12,606)	(37,111)	(21,380)

Other accounts payable	(37,410)	(14,527)	40,251	(6,868)

	(442,406)	(402,871)	(447,117)	(442,798)

Net cash generated by operating activities	(80,336)	(118,231)	(121,048)	(136,005)

	Parent Company		Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Cash flow from investment activities
Net cash in merger of subsidiaries	-	-	-	-
Receipt of amortization of PAFIDC quotas	-	-	-	-
Acquisition of companies	-	-	-	-
Additions to investment	(17)	-	-	-
Acquisition of fixed assets	(77,960)	(155,676)	(99,261)	(169,943)
Increase in intangible assets	-	-	(10)	-
Increase in deferred assets	(191)	(3,631)	(191)	(3,747)
Disposal of fixed assets	-	-	-	-

Net cash used in investment activities
	(78,168)	(159,307)	(99,462)	(173,690)

Cash flow from financing activities
Capital increase	7,563	-	7,563	-
Effect on consolidated cash and cash equivalents by capital contribution	-	-	-	-
Increase in capital reserve	-	-	-	-
Financing	-	-	-	-
Funding and refinancing	372,944	44,184	660,697	69,393
Payments	(108,738)	(175,479)	(298,921)	(184,557)
Payments of dividends	-	-	-	-

Net cash generated by (used) in investment activities	271,769	(131,295)	369,339	(115,164)

Increase (decrease), net, in cash, banks and marketable securities

	113,266	(408,833)	148,829	(424,859)

Cash, banks and marketable securities at the end of year	863,798	119,821	1,212,961	856,652
Casth, banks and marketable securities at the beginning of year	750,532	528,654	1,064,132	1,281,511

Variation in cash, banks and marketable securities	113,266	(408,833)	148,829	(424,859)

Cash flow additional information
Interest paid from loans and financing	10,045	106,906	49,039	107,066

27. Statements of Added Value

	Parent Company					Consolidated

	03.31.2008%		03.31.2007%		03.31.2008%		03.31.2007%

Revenues
Sales of goods	3,440,092		3,049,608		4,990,848		4,167,951
Credits written-off	(8,703)		9,707		(11,604)		9,884
Non-operational	(288)		(3,662)		(3,040)		(2,938)

	3,431,101		3,055,653		4,976,204		4,174,897

Inputs acquired from third parties
Cost of goods sold	(2,529,145)		(2,219,352)		(3,740,342)		(3,061,886)
Materials, electricity, third parties' services and other	(237,715)		(235,890)		(340,030)		(336,112)

	(2,766,860)		(2,455,242)		(4,080,372)		(3,397,998)

Gross added value	664,241		600,411		895,832		776,899

Retentions
Depreciation and amortization	(115,178)		(100,221)		(148,908)		(128,563)

Net added value produced by entity	549,063		500,190		746,924		648,336

Received in transfer
Equity accounting	18,243		2,268		1,227		(5,858)
Minority interest	-		-		(3,277)		22,175
Financial income	54,019		42,288		69,433		70,213

	72,262		44,556		67,383		86,530

Total added value to distribute	621,325	100.0	544,746	100.0	814,307	100.0	734,866	100.0

Distribution of added value
Payroll and charges	(259,694)	41.8	(220,166)	40.4	(348,273)	42.8	(297,002)	40.4
Taxes, fees and contributions	(156,291)	25.2	(140,673)	25.8	(186,509)	22.9	(179,077)	24.4
Interest and rentals	(169,193)	27.2	(147,957)	27.2	(243,378)	29.9	(222,837)	30.3
Dividends	-	-	-	-	-	-	-	-

Profit retention	36,147	5.8	35,950	6.6	36,147	4.5	35,950	4.9

05.01 – COMMENTS ON THE COMPANY PERFORMANCE DURING THE QUARTER

See Item 08.01 – Comments on the Consolidated Performance during the Quarter.

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2008	4 – 12/31/2007
1	Total Assets	12,840,561	12,746,106
1.01	Current Assets	5,100,875	5,009,132
1.01.01	Cash and Cash Equivalents	1,212,961	1,064,132
1.01.01.01	Cash and Banks	171,011	414,013
1.01.01.02	Marketable Securities	1,041,950	650,119
1.01.02	Receivables	2,395,952	2,410,758
1.01.02.01	Clients	1,716,660	1,816,362
1.01.02.02	Sundry Receivables	679,292	594,396
1.01.02.02.01	Recoverable Taxes	361,090	379,980
1.01.02.02.02	Deferred Income Tax	145,981	88,128
1.01.02.02.03	Other Receivables	172,221	126,288
1.01.03	Inventories	1,491,962	1,534,242
1.01.04	Other	0	0
1.02	Noncurrent Assets	7,739,686	7,736,974
1.02.01	Long-term Receivables	2,160,134	2,053,779
1.02.01.01	Sundry Receivables	1,857,952	1,800,889
1.02.01.01.01	Recoverable Taxes	133,794	142,159
1.02.01.01.02	Deferred Income Tax and Social Contribution	1,024,230	1,026,540
1.02.01.01.03	Deposits for Judicial Appeals	302,166	205,000
1.02.01.01.04	Accounts Receivable	374,260	371,221
1.02.01.01.05	Other	23,502	55,969
1.02.01.02	Credits with Related Parties	261,506	252,890
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	261,506	252,890
1.02.01.03	Other	40,676	0
1.02.01.03.01	Prepaid Expenses	40,676	0
1.02.02	Permanent Assets	5,579,552	5,683,195
1.02.02.01	Investments	112,214	110,987
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies – Goodwill	0	0
1.02.02.01.03	In Subsidiaries	218	0
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	111,996	110,987
1.02.02.02	Property and Equipment	4,822,235	4,820,179
1.02.02.03	Intangible Assets	571,049	674,852
1.02.02.04	Deferred Charges	74,054	77,177

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2008	4 – 12/31/2007
2	Total liabilities	12,840,561	12,746,106
2.01	Current liabilities	2,994,288	4,352,714
2.01.01	Loans and Financings	498,952	1,439,029
2.01.02	Debentures	6,517	27,881
2.01.03	Suppliers	1,878,811	2,324,975
2.01.04	Taxes, Fees and Contributions	83,142	102,418
2.01.05	Dividends Payable	50,084	50,084
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	476,782	408,327
2.01.08.01	Payroll and Social Contributions	168,960	173,053
2.01.08.02	Rents	31,676	44,159
2.01.08.03	Financing due to Purchase of Assets	35,264	15,978
2.01.08.04	Other Accounts Payable	240,882	175,137
2.02	Noncurrent Liabilities	4,649,481	3,243,582
2.02.01	Long-term Liabilities	4,649,481	3,243,582
2.02.01.01	Loans and Financings	2,279,948	919,294
2.02.01.02	Debentures	779,650	779,650
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	11,537	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,578,346	1,544,638
2.02.01.06.01	Provision for Contingencies	1,265,613	1,216,189
2.02.01.06.02	Tax Installments	235,331	250,837
2.02.01.06.03	Real Estate Tax Payable	60,438	0
2.02.01.06.04	Other Accounts Payable	16,964	77,612
2.02.02	Deferred Income	0	0
2.03	Non-Controlling Shareholders Interest	141,090	137,818
2.04	Shareholders' Equity	5,055,702	5,011,992
2.04.01	Paid-in Capital	4,157,421	4,149,858
2.04.02	Capital Reserves	517,331	517,331
2.04.02.01	Special Goodwill Reserve	517,331	517,331
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	344,803	344,803
2.04.04.01	Legal	133,617	133,617
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	156,344	156,344
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	54,842	54,842
2.04.04.07.01	Expansion Reserve	54,842	54,842
2.04.05	Retained Earnings/Accumulated Losses	36,147	0
2.04.06	Advance for Future Capital Increase	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.01	Gross Sales and/or Services	4,990,848	4,990,848	4,167,951	4,167,951
3.02	Deductions	(746,758)	(746,758)	(637,602)	(637,602)
3.03	Net Sales and/or Services	4,244,090	4,244,090	3,530,349	3,530,349
3.04	Cost of Sales and/or Services Rendered	(3,131,526)	(3,131,526)	(2,548,534)	(2,548,534)
3.05	Gross Profit	1,112,564	1,112,564	981,815	981,815
3.06	Operating Income/Expenses	(1,045,762)	(1,045,762)	(941,564)	(941,564)
3.06.01	Selling	(666,850)	(666,850)	(606,484)	(606,484)
3.06.02	General and Administrative	(138,393)	(138,393)	(118,066)	(118,066)
3.06.03	Financial	(66,146)	(66,146)	(61,232)	(61,232)
3.06.03.01	Financial Income	69,433	69,433	72,485	72,485
3.06.03.02	Financial Expenses	(135,579)	(135,579)	(133,717)	(133,717)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(175,600)	(175,600)	(149,924)	(149,924)
3.06.05.01	Taxes and Fees	(29,567)	(29,567)	(22,998)	(22,998)
3.06.05.02	Depreciation/Amortization	(146,033)	(146,033)	(126,926)	(126,926)
3.06.06	Equity in the results of subsidiary and associated companies	1,227	1,227	(5,858)	(5,858)
3.07	Operating Profit	66,802	66,802	40,251	40,251
3.08	Non-Operating Result	(3,040)	(3,040)	(2,938)	(2,938)
3.08.01	Revenues	5	5	1,156	1,156
3.08.02	Expenses	(3,045)	(3,045)	(4,094)	(4,094)
3.09	Income Before Taxation/Profit Sharing	63,762	63,762	37,313	37,313
3.10	Provision for Income Tax and Social Contribution	(7,554)	(7,554)	(6,860)	(6,860)

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1- CODE	2 - DESCRIPTION	3 – 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.11	Deferred Income Tax	(13,184)	(13,184)	(13,078)	(13,078)
3.12	Statutory Profit Sharing /Contributions	(3,600)	(3,600)	(3,600)	(3,600)
3.12.01	Profit Sharing	(3,600)	(3,600)	(3,600)	(3,600)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.14	Non-Controlling Shareholders Interest	(3,277)	(3,277)	22,175	22,175
3.15	Income/Loss for the Period	36,147	36,147	35,950	35,950
	No. SHARES, EX-TREASURY (in thousands)	228,429	228,429	113,771,379	113,771,379
	EARNINGS PER SHARE (in reais)	0.15824	0.15824	0.00032	0.00032
	LOSS PER SHARE (in reais)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Operating Performance

The comments on the Group’s operating performance presented below refer to the consolidated proforma figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with the Atacadista Assai chain in São Paulo) and exclude restructuring costs.

The 1Q08 operating result was jeopardized by restructuring costs of R$ 23.0 million, R$ 8.7 million of which impacted selling expenses and R$ 14.3 million affected general and administrative expenses.

In order to allow an analysis of the Company’s real performance, these costs were excluded, as shown in the table below:

Income Statement - Pro-Forma Reconciliation (R$ thousand)

	As Reported		Pro-forma

	1Q08	Restructuring	1Q08

Gross Sales Revenue	4,990,848		4,990,848
Net Sales Revenue	4,244,090		4,244,090
Gross Profit	1,112,564		1,112,564
Selling Expenses	(666,850)	8,680	(658,170)
General and Administrative Expenses	(138,393)	14,307	(124,086)
Operating Exp. (before Taxes and Charges)	(805,243)		(782,256)
Taxes and Charges	(29,567)		(29,567)
Total Operating Expenses	(834,810)	22,987	(811,823)
EBITDA	277,754		300,741
Depreciation and Amortization	(146,033)		(146,033)
EBIT	131,721		154,708
Net Financial Income (Expense)	(66,146)		(66,146)
Equity Income/Loss	1,227		1,227
Non-Operating Result	(3,040)		(3,040)
Income Before Income Tax	63,762		86,749
Income Tax	(20,738)	(5,747)	(26,485)
Income Before Minority Interest	43,024		60,264
Minority Interest	(3,277)		(3,277)
Employees' Profit Sharing	(3,600)		(3,600)
Net Income	36,147	17,240	53,387

% of net sales	1Q08		1Q08

	As Reported		Pro-Forma

Gross Profit	26.2%		26.2%
Selling Expenses	-15.7%		-15.5%
General and Administrative Expenses	-3.3%		-2.9%
Operating Exp. (before Taxes and Charges)	-19.0%		-18.4%
Taxes and Charges	-0.7%		-0.7%
Total Operating Expenses	-19.7%		-19.1%
EBITDA	6.5%		7.1%
EBIT	3.1%		3.6%
Net Financial Income (Expense)	-1.6%		-1.6%
Income Before Income Tax	1.5%		2.0%
Income Tax	-0.5%		-0.6%
Net Income	0.9%		1.3%

Sales Performance Same-store sales increase 8.5% in the quarter

	1Q08	1Q07	Chg.
(R$ million)	Pro-forma	Pro-forma
Gross Sales	4,990.8	4,168.0	19.7%
Net Sales	4,244.1	3,530.3	20.2%

First-quarter gross sales totaled R$ 4,990.8 million, 19.7% up on 1Q07, while net sales climbed by 20.2% to R$ 4,244.1 million, fueled by the consolidation of Assai’s sales and the impact of Easter. In the same-store concept, gross sales recorded an increase of 8.5% and net sales moved up by 8.9% .

Also in the same-store concept, food products posted a 7.6% year-on-year upturn, benefiting from Easter sales, due to the fact that Easter took place in the first quarter this year, while non-food items grew by 11.4%, led by the sub-categories “Mundo Casa” (general merchandise) and “Mundo Entretenimento” (entertainment), both of which recorded high period growth.

Among the formats, the Extra banner was the best performer, driven by Easter sales and the electronics subcategory (“Mundo Entretenimento”), while Pão de Açúcar, CompreBem and Sendas recorded growth very close to the Company average. Sendas Distribuidora’s same-store growth also made an important contribution to the healthy quarterly performance.

1Q08 gross margin of 26.2% Adverse impact from Assai’s consolidation

	1Q08	1Q07	Chg.
(R$ million)	Pro-forma	Pro-forma
Gross Profit	1,112.6	981.8	13.3%
Gross Margin - %	26.2%	27.8%	-160 bps(2)
(2) basis points

The Group’s 1Q08 gross margin stood at 26.2%, 160 bps down on 1Q07. However, the comparison is a distorted one, given that this was the first complete quarter influenced by the consolidation of Assai, whose margins are substantially lower than those of the Company’s other banners. If we exclude the Assai chain, the Company’s gross margin would have come to 27.1%, still less than the 27.8% recorded in the 1Q07, reflecting the impact of the Easter promotional offers.

The reduction in the gross margin leveraged sales growth, generating a 13.3% increase in gross profit to R$ 1,112.6 million, versus R$ 981.8 million in 1Q07.

Operating Expenses Stricter controls lead to a 210 bps reduction

	1Q08	1Q07	Chg.
(R$ million)(1)	Pro-forma	Pro-forma
Selling Expenses	658.2	606.1	8.6%
Gen. Adm. Exp.	124.1	117.1	6.0%

Operating Exp. (before Taxes and Charges)	782.3	723.2	8.2%
% of Net Sales	18.4%	20.5%	-210 bps(2)
Taxes & Charges	29.6	23.0	28.6%

Operating Expenses	811.8	746.2	8.8%
% of Net Sales	19.1%	21.1%	-200 bps(2)

(1) Totals may not tally as the figures are rounded off
(2) basis points

The comments below refer to operating expenses before taxes and charges.

Pro-forma operating expenses represented 18.4% of net sales in 1Q08, 210 bps less than in the first three months of the previous year. In absolute terms, they totaled R$ 782.3 million, 8.2% up year-on-year. The consolidation of Assai accounted for an expense reduction of around 50 bps.

Pro-forma selling expenses recorded a hefty 170 bps reduction in percentage of net sales terms, falling from 17.2%, in 1Q07, to 15.5% . In absolute terms, they stood at R$ 658.2 million, jeopardized by the following factors: (i) the opening of 31 new stores, plus the acquisition of the Rossi and Assai chains (5 stores and 15 stores, respectively) and (ii) the 6% period wage increase. Pro-forma G&A expenses totaled R$ 124.1 million, 6.0% up year-on-year. All the expenses related to the administrative overhaul, which resulted in the Company’s new management model, were booked in the 1Q08. We expect no further restructuring expenses this year.

These important advances in reducing operating expenses underline the Company’s efficiency gains. The expense committees (personnel, marketing, maintenance and others), which were implemented at the beginning of 2008, have played an important role in this process, although we believe there are still substantial gains to be captured throughout 2008.

Pro-forma EBITDA margin reaches 7.1% in the quarter

(R$ million)	1Q08 Pro-forma	1Q07 Pro-forma	Chg.

EBITDA	300.7	235.6	27.7%

EBITDA Margin	7.1%	6.7%	40 bps(2)
(2) basis points

The pro-forma EBITDA margin, which excludes the restructuring effects, stood at 7.1% in the 1Q08, 40 bps higher than in the same period the year before. In absolute terms, pro-forma EBITDA totaled R$ 300.7 million, 27.7% up year-on-year.

This quarterly performance reflects the reduction in the gross margin and the substantial decrease in operating expenses.

Financial Result

(R$ million)(1)	1Q08 Pro-forma	1Q07 Pro-forma	Chg.

Financ. Revenue	69.4	72.5	-4.2%

Financ. Expenses	(135.6)	(133.7)	1.4%

Net Financial Income	(66.1)	(61.2)	8.0%
(1) Totals may not tally as the figures are rounded off

Financial revenue fell 4.2% year-on-year in 1Q08 to R$ 69.4 million, pulled down by the period decline in the average cash position and the reduction in the base interest rate.

Financial expenses stood at R$ 135.6 million, 1.4% up on the R$ 133.7 million recorded in 1Q07, pressured by the increase in the Company’s gross debt, which was partially offset by the elimination of the CPMF (financial transaction tax) and the year-on-year decline in the base interest rate.

As a result, the net financial result was R$ 66.1 million negative, an 8.0% increase over the 1Q07.

Equity Income Equity income records its first quarterly profit

With a 12.0% share of the Company’s sales, FIC – Financeira Itaú CBD posted its first-ever quarterly profit, recording 1Q08 equity income of R$ 1.2 million, versus a negative R$ 5.9 million in 1Q07.

The client portfolio closed the quarter at 5.6 million, 7.6% up year-on-year, while the receivables portfolio grew by 48.2% to R$ 1,292 million. This growth also reflects the absorption of the portfolio of co-branded cards previously belonging to Credicard.

The healthy performance was the result of a series of initiatives implemented throughout 2007, which generated important gains for the portfolio. Among the main such initiatives that will continue to generate benefits in 2008 are:

  growth in card activation levels due to exclusive promotions for private label and co- branded card holders; and

  expansion of the receivables portfolio, due to greater card use, the addition of new clients and the migration of private label cards to Mastercard co-branded cards.

Minority Interest: Sendas Distribuidora Gross margin gains and a hefty reduction in expenses lead to a substantial improvement in the EBITDA margin

In the first quarter of 2008, Sendas Distribuidora’s gross sales accounted for 17.1% of the Company total. Operations in Rio de Janeiro recorded gross sales of R$ 853.4 million and net sales of R$ 744.1 million, in both cases representing a 7.2% improvement over the same period in 2007. The 1Q08 gross margin moved up 200 bps year-on-year to 27.6%, due to the following factors: (i) more advantageous negotiations with regional suppliers; (ii) a product assortment more appropriate for the target public and therefore more profitable; and (iii) the rationalization of special offers through a promotional policy that seeks a greater balance between discounts and regular prices, respecting the clustering of the recently implanted micro-regions without jeopardizing the Company’s price image. As a result, gross profit totaled R$ 205.2 million in the quarter, 15.7% up on the first three months of 2007.

Operating expenses fell by a hefty 330 bps over 1Q07, from 22.8% of net sales to 19.5%, and by 80 bps over 4Q07, demonstrating the consolidation of the programs to improve store productivity and impose greater control over administrative expenses and in-stores expenses.

As a result 1Q08 EBITDA jumped 310.3% year-on-year to R$ 52.5 million, with a margin of 7.1%, versus 1.8% in 1Q07.

The net financial result totaled a negative R$ 23.2 million, a substantial 26.2% year-on-year improvement, pushed by the period upturn in financial revenue. Net income stood at R$ 4.7 million, thanks to the improved operating performance, generating a negative minority interest of R$ 2.7 million for the Group.

Minority Interest: Assai Atacadista Beginning of store conversion program in the quarter

In the 1Q08, the Assai stores recorded gross sales of R$ 307.3 million, 6.2% of the Group’s total gross sales, and net sales of R$ 263.9 million. Total sales moved up 28.6% year-on-year and same-store by 14.8% One of the quarterly highlights was the initiation of the program to convert stores to the Assai banner, which got under way with the first conversion of a CompreBem store in São Paulo’s east zone, on March 12. A further three such conversions and the opening of one new store are scheduled before the end of the first half.

Gross profit totaled R$ 34.8 million, with a gross margin of 13.2%, impacted by deliberate margin reductions in order to gain market share in regions where we wish to consolidate our presence, such as Ribeirão Preto and Santo André. In addition, this result was expected in that we adopted certain highly conservative assumptions in the 1Q08 in order to align controls with the Group’s accounting methods. This was particularly true in the case of the allowance for doubtful accounts and provisions for shrinkage lines.

For the coming quarter, managerial indicators point to a substantial improvement in the gross margin of around 100 bps, the result of a more appropriate margin mix without a negative impact on competitiveness.

Operating expenses represented 11.0% of net sales, remembering that the first quarter is traditionally the weakest for the cash&carry segment due to the school vacations in January and February. EBITDA totaled R$ 5.7 million, with a margin of 2.2% . Higher sales levels in the coming months will help dilute operating expenses and we are therefore maintaining our 2008 EBITDA margin target of more than 4%, fueled by a recovery as of the second quarter and a strong performance in the final three months.

Net income totaled R$ 1.0 million, generating a negative minority interest of R$ 0.4 million.

Net Income Excluding restructuring expenses, growth would have been 43.3%

(R$ million)	1Q08 Pro-forma	1Q07 Pro-forma	Chg.

Net Income	53.4	37.3	43.3%

Net Margin - %	1.3%	1.1%	20 bps(2)
(2) basis points

The Company posted a 1Q08 pro-forma net income of R$ 53.4 million, 43.3% up year-on-year.

The Company’s net income is impacted by a number of non-cash expenses, as follows:

(R$ million)(1)	1Q08

Pro-forma Net Income	53.4

Amortization of Goodwill	25.2

Non-Operting Result	(2.3)

Adjusted Net Income	76.3
(1) Totals may not tally as the figures are rounded off

Following this concept, which excludes non-cash expenses, adjusted net income amounted to R$ 76.3 million, a 42.9% increase as compared to the pro-forma net income.

Investments Group invests R$ 118.5 million in 1Q08

First-quarter investments totaled R$ 118.5 million, versus R$ 204.2 million in 1Q07, allocated as follows: (i) the acquisition of four strategic sites; (ii) the construction of new stores (one Pão de Açúcar, to be opened in May, and one Extra hypermarket, scheduled for inauguration in June, as well as three Extra Fácil units); (iii) the opening of two new Extra Fácil stores and the conversion of one CompreBem outlet to the Assai format, all in São Paulo in 1Q08; and (iv) store renovations.

The funds were divided as follows:

  R$ 30.0 million in the opening and construction of new stores;

  R$ 33.8 million in the acquisition of strategic sites;

  R$ 35.7 million in store renovation;

  R$ 19.0 million in infrastructure (technology and logistics).

The information in the tables below has not been reviewed by the independent auditors.

Consolidated Income Statement - Corporate Law Method (thousand R$)
Pro-Forma

	1st Quarter

	2008	2007	%

Gross Sales Revenue	4,990,848	4,167,951	19.7%
Net Sales Revenue	4,244,090	3,530,349	20.2%
Cost of Goods Sold	(3,131,526)	(2,548,534)	22.9%
Gross Profit	1,112,564	981,815	13.3%
Selling Expenses	(658,170)	(606,125)	8.6%
General and Administrative Expenses	(124,086)	(117,118)	6.0%
Operating Exp. (before Taxes and Charges)	(782,256)	(723,243)	8.2%
Taxes and Charges	(29,567)	(22,998)	28.6%
Total Operating Expenses	(811,823)	(746,241)	8.8%
Earnings before interest, taxes, depreciation, amortization-EBITDA	300,741	235,574	27.7%
Depreciation	(108,091)	(99,562)	8.6%
Amortization of intangible	(34,628)	(24,370)	42.1%
Amortization of deferred	(3,314)	(2,994)	10.7%
Earnings before interest and taxes
-EBIT	154,708	108,648	42.4%
Financial Income	69,433	72,485	-4.2%
Financial Expenses	(135,579)	(133,717)	1.4%
Net Financial Income (Expense)	(66,146)	(61,232)	8.0%
Equity Income/Loss	1,227	(5,858)	-
Operating Result	89,789	41,558	116.1%
Non-Operating Result	(3,040)	(2,938)	3.5%
Income Before Income Tax	86,749	38,620	124.6%
Income Tax	(26,485)	(19,938)	32.8%
Income Before Minority Interest	60,264	18,682	222.6%
Minority Interest	(3,277)	22,175	-
Income Before Profit Sharing	56,987	40,857	39.5%
Employees' Profit Sharing	(3,600)	(3,600)	0.0%
Net Income	53,387	37,257	43.3%
Net Income per share	0.2342	0.1637	43.1%
No of shares (in thousand)	227,919	227,543
Net Income excluded amortization of goodwill	78,587	55,057	42.7%
Net Income per share excluded amortization of Intangible	0.3448	0.2420	42.5%

% of net sales	1Q08	1Q07

Gross Profit	26.2%	27.8%
Selling Expenses	-15.5%	-17.2%
General and Administrative Expenses	-2.9%	-3.3%
Operating Exp. (before Taxes and Charges)	-18.4%	-20.5%
Taxes and Charges	-0.7%	-0.7%
Total Operating Expenses	-19.1%	-21.1%
EBITDA	7.1%	6.7%
Depreciation	-2.6%	-2.8%
Amortization	-0.1%	-0.1%
EBIT	3.6%	3.1%
Net Financial Income (Expense)	-1.6%	-1.7%
Non-Operating Result	-0.1%	-0.1%
Income Before Income Tax	2.0%	1.1%
Income Tax	-0.6%	-0.6%
Minority Interest/Employees' Profit	-0.2%	0.5%
Net Income	1.3%	1.1%
Net Income excluded amortization of intangible	1.9%	1.6%

Gross Sales per Format (R$ thousand)

1st Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	950,398	19.0%	918,464	22.0%	3.5%
Extra*	2,532,298	50.8%	2,126,067	51.0%	19.1%
CompreBem	768,738	15.4%	718,600	17.3%	7.0%
Extra Eletro	85,345	1.71%	81,904	2.0%	4.2%
Sendas**	346,791	6.9%	322,916	7.7%	7.4%
Assai	307,278	6.2%	-	-	-

Grupo Pão de Açúcar	4,990,848	100.0%	4,167,951	100.0%	19.7%

* Include sales of banners Extra Fácil and Extra Perto
** Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	805,343	19.0%	775,079	22.0%	3.9%
Extra*	2,142,163	50.5%	1,792,425	50.8%	19.5%
CompreBem	658,259	15.5%	613,267	17.3%	7.3%
Extra Eletro	67,684	1.6%	64,682	1.8%	4.6%
Sendas**	306,714	7.2%	284,896	8.1%	7.7%
Assai	263,927	6.2%	-	-	-

Grupo Pão de Açúcar	4,244,089	100.0%	3,530,349	100.0%	20.2%

* Include sales of banners Extra Fácil and Extra Perto
** Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2008	2007

	1st Q	1st Q

Cash	50.6%	51.0%
Credit Card	40.1%	38.3%
Food Voucher	7.6%	7.9%
Credit	1.7%	2.8%
Post-dated Checks	1.2%	1.7%
Installment Sales	0.5%	1.1%

Stores by Format

	Pão de		Extra-			Extra	Extra		Grupo Pão	Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	Fácil	Assai	de Açúcar	Area (m2)	Employees

12/31/2007	153	91	42	178	62	15	19	15	575	1,338,329	66,165

Opened							2
Closed				(2)
Converted				(1)				1

3/31/2008	153	91	42	175	62	15	21	16	575	1,331,275	65,582

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	NOVASOC COMERCIAL LTDA	03.139.761/0001-17	PRIVATE SUBSIDIARY	10.00	-0.47
COMMERCIAL, INDUSTRIAL AND OTHER		1		1

02	SE SUPERMERCADOS LTDA	01.545.828/0001-98	PRIVATE SUBSIDIARY	93.05	29.26
COMMERCIAL, INDUSTRIAL AND OTHER		1,333,991		1,333,991

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATE SUBSIDIARY	42.57	0.18
COMMERCIAL, INDUSTRIAL AND OTHER		450,000		450,000

04	PA PUBLICIDADE LTDA	04.565.015/0001-58	PRIVATE SUBSIDIARY	99.99	0.03
COMMERCIAL, INDUSTRY AND OTHER		100		100

05	MIRAVALLES EMP E PARTICIPAÇÕES S.A	06.887.852/0001 -29	PRIVATE SUBSIDIARY	50.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		128		128

06	BARCELONA COM. VAREJISTA ATACADISTA LTDA	07.170.943/0001-01	PRIVATE SUBSIDIARY	60.00	2.13
COMMERCIAL, INDUSTRY AND OTHER		9,006		9,006

07	CBD HOLLAND B.V.	. . / -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		1		1

08	CBD PANAMA TRADING CORP	. . / -	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER		2		2

09	SAPER PARTICIPAÇÕES LTDA	43.183.052/0001-53	PRIVATE SUBSIDIARY	24.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		9		9

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	02
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/007
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,083.42
14- ISSUED AMOUNT (Thousands of Reais)	544,504
15- NUMBER OF DEBENTURES ISSUED (UNIT)	54,000
16 - OUTSTANDING DEBENTURES (UNIT)	54,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2008

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	03
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/008
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	2
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING	CDI + 0.5% p.a.
12 - PREMIUM/DISCOUNT	0.24032%
13 - NOMINAL VALUE (Reais)	10,083.42
14- ISSUED AMOUNT (Thousands of Reais)	241,649
15- NUMBER OF DEBENTURES ISSUED (UNIT)	23,965
16 - OUTSTANDING DEBENTURES (UNIT)	23,965
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2008

16.01 – OTHER SIGNIFICANT INFORMATION

Companhia Brasileira de Distribuição

Legal/Corporate

QUARTERLY INFORMATION - ITR (3.30.2008)

(i) Ownership structure:

1- COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CNPJ/MF 47.508.411/0001 -56)

SHAREHOLDERS	COMMON SHARES	% COMMON CAPITAL	PREFERRED SHARES	% PREFERRED CAPITAL	TOTAL	% TOTAL
WILKES PARTICIPAÇÕES S/A	65,400,000	65.61%	0	0.00%	65,400,000	28.63%
PENINSULA PARTICIPAÇÕES LTDA	2,784,175	2.79%	2,608,467	2.03%	5,392,642	2.36%
SUDACO PARTICIPAÇÕES LTDA	28,619,173	28.71%	0	0.00%	28,619,173	12.53%
SEGISOR	0	0.00%	3,785,893	2.94%	3,785,893	1.66%
CASINO GUICHARD PERRACHON	52	0.00%	0	0.00%	52	0.00%
ABILIO DOS SANTOS DINIZ	100	0.00%	0	0.00%	100	0.00%
JOÃO PAULO F. S. DINIZ	0	0.00%	17,800	0.01%	17,800	0.01%
ANA MARIA F. S. DINIZ D’AVILA	1	0.00%	0	0.00%	1	0.00%
PEDRO PAULO F. S. DINIZ	0	0.00%	721	0.00%	721	0.00%
JEAN-CHARLES NAOURI	2	0.00%	0	0.00%	2	0.00%
RIO SOE EMPREEND. PARTICIPAÇÕES LTDA	2,815,825	2.82%	0	0.00%	2,815,825	1.23%
FLYLIGHT COMERCIAL LTDA	0	0.00%	320,629	0.25%	320,629	0.14%
ONYX 2006 PARTICIPAÇÕES LTDA	0	0.00%	20,527,380	15.94%	20,527,380	8.99%
RIO PLATE EMPREEND. PARTICIPAÇÕES LTDA	0	0.00%	4,055,172	3.15%	4,055,172	1.78%
SWORDFISH INVESTMENTS LIMITED	0	0.00%	4,472,620	3.47%	4,472,620	1.96%
MANAGEMENT	3	0.00%	137,238	0.11%	137,241	0.06%
OTHER	60,520	0.06%	92,823,583	72.10%	92,884,103	40.66%
TOTAL	99,679,851	100.00%	128,749,503	100.00%	228,429,354	100.00%

2- WILKES PARTICIPAÇÕES S/A – (CNPJ/MF 04.745.350/0001 -38)

SHAREHOLDER	COMMON	% ON	A PREFERRED	B PREFERRED	TOTAL	% PN	TOTAL	% TOTAL
PENÍNSULA	20,375,000	50	-	-	-	0	20,375,000	23.36
SUDACO	20,375,000	50	24,650,000	21,810,221	46,460,221	100	66,835,221	76.64
TOTAL	40,750,000	100	24,650,000	21,810,221	46,460,221	100	87,210,221	100

The 21,810,221 B preferred shares are not paid-in. Therefore, from the total of 87,210,221 shares, only 65,400,000 shares have voting rights.

3- PENÍNSULA PARTICIPAÇÕES LTDA. (CNPJ/MF 58.292.210/0001 -80)

Quotaholders	Common Quotas		Preferred Quotas		Total
	A Common	B Common	Amount	%	Amount	%
ABILIO DOS SANTOS DINIZ	26,905,332	69,024,328	1	20.00	95,929,661	37.48
JOÃO PAULO F. DOS SANTOS DINIZ	40,019,475		1	20.00	40,019,476	15.63
ANA MARIA F. DOS SANTOS DINIZ D`ÁVILA	40,019,475		1	20.00	40,019,476
PEDRO PAULO F. DOS S.ANTOS DINIZ	40,019,475		1	20.00	40,019,476
ADRIANA F. DOS SANTOS DINIZ	40,019,475		1	20.00	40,019,476
TOTAL	256,007,562	69,024,328	5	100	256,007,565	100

4- SUDACO PARTICIPAÇÕES LTDA (CNPJ/MF 07.821.866/0001 -02)

Shareholders	Amount of Quotas	%

PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	99.99
FRANCIS MAUGER	1	0,01
TOTAL	3,585,804,573	100.00

5- PUMPIDO PARTICIPAÇÕES LTDA (CNPJ/MF 04.462.946/0001 -20)

Shareholders	Amount of Quotas	%
SEGISOR	3,633,544,693	99.99
FRANCIS MAUGER	1	0.01
TOTAL	3,633,544,694	100.00

6- ONYX 2006 PARTICIPAÇÕES LTDA (CNPJ/MF 07.422.969/0001 -00))

Shareholders	Amount of Quotas	%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	515,580,242
ABILIO DOS SANTOS DINIZ	10,312	0.02
TOTAL	515,590,554	100.00

7- RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA (CNPJ/MF 43.653.591/0001 -09)

Shareholders	Quotas	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.0
ABILIO DOS SANTOS DINIZ	1	0
TOTAL	566,610,600	100.00

8- PAIC PARTICIPAÇÕES LTDA (CNPJ/MF 61.550.182/0001 -69)

Shareholders	Quotas	%
PENÍNSULA PARTICIPAÇÕES LTDA	18,300,774	19.94
ABILIO DOS SANTOS DINIZ	73,473,015	80.06
TOTAL	91,773,789	100.00

9- SENDAS DISTRIBUIDORA S/A (CNPJ/MF 06.057.223/0001 -71)

SHAREHOLDER	A COMMON	%	B COMMON	%	A PREFERRED	%	B PREFERRED	%	TOTAL	%
SÉ	250,000,000	50	29,114,525	50	170,885,469	50	0	0	449,999,994	42.57
SENDAS S/A	250,000,000	50	29,114,525	50	170,885,469	50	0	0	449,999,994	42.57
GEM	723	0	0		0	0	56,820,785	36.17	56,821,508	5.38
GEM PARALL	77	0	0		0	0	6,012,336	3.83	6,012,413	0.57
BSSF	308	0	0		0	0	24,181,389	15.39	24,181,697	2.29
BSSF PARALL	92	0	0		0	0	7,235,171	4.61	7,235,263	0.68
GEM 2	798	0	0		0	0	62,833,121	40.00	62,833,919	5.94
OTHER	2	0	0		12	0	0	0	14	0.00
TOTAL	500,002,000	100	58,229,050	100	341,770,950	100	157,082,802	100	1,057,084,802	100

10- NOVASOC COMERCIAL LTDA (CNPJ/MF 03.139.761/0001 -17)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	1,000	10.00
ANTONIO MOSCARELLI	4,500	45.00
GUIDO AMADEU	4,500	45
TOTAL	10,000	100.00

Agreement provides for CBD interest is 99.98% in results.

11- SAPER PARTICIPAÇÕES LTDA (CNPJ/MF 43.183.052/0001-53)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	8,803	24
BFB RENT ADMINIST. E LOCAÇÃO S/A	13,780	38
INTESA BRASIL EMPREENDIMENTOS S/A	13,780	38
TOTAL	36,363	100

12- P.A. PUBLICIDADE LTDA (CNPJ/MF 04.565.015/0001 -58)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	99,999	99.99
ENÉAS CÉSAR PESTANA NETO	1	0.01
TOTAL	100,000	100

13- SÉ SUPERMERCADOS LTDA (CNPJ/MF 01.545.828/0001-98)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	1,133,990,699	93.05
NOVASOC COMERCIAL LTDA	99,680,669	6.95
TOTAL	1,433,671,368	100

14- MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S/A (CNPJ/MF 06.887.852/0001 -29)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
SÉ SUPERMERCADOS LTDA	127,519	50
ITAUCARD	127,519	50
TOTAL	255,038	100

15- FINANCEIRA ITAÚ CBD S/A CRÉDITO, FINANCIAMENTO E INVESTIMENTO (CNPJ/MF 06.881.898/0001 -30)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
MIRAVALLES	569,665,369	99.98
SÉ SUPERMERCADOS LTDA	1	0.01
ITAUCARD	1	0.01
BOARD OF DIRECTORS	8	0.01
TOTAL	569,665,379	100

16- FIC PROMOTORA DE VENDAS LTDA (CNPJ/MF 07.113.647/0001-79)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
FIC	847,260	99.98
SÉ SUPERMERCADOS LTDA	1	0.01
ITAUCARD	1	0.01
TOTAL	847,262	100

17- CBD HOLLAND B.V.

SHAREHOLDER	AMOUNT OF SHARES	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	180	100
TOTAL	180	100

18- CBD PANAMA TRADING CORP.

SHAREHOLDER	AMOUNT OF SHARES	%
CBD HOLLAND B.V.	1,500	100
TOTAL	1,500	100

19- BARCELONA COMÉRCIO VAREJISTA E ATACADISTA S/A (CNPJ/MF 07.170.943/0001 -01)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
SÉ SUPERMERCADOS LTDA	9,006,000	60.00
RODOLFO NAGAI	5,403,600	36.00
LUIZ KOGACHI	600,400	4.00
TOTAL	15,010,000	100

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

A free translation from Portuguese into English of Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Securities Exchange Commission)

REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Companhia Brasileira de Distribuição

1.
We have performed a review of the accompanying unconsolidated and consolidated Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição and Companhia Brasileira de Distribuição and subsidiaries (“the Company”) for the quarter ended March 31, 2008, including the balance sheet, statements of income, statements of cash flows and statements of added value, report on the Company’s performance and relevant information, prepared under responsibility of management of the Company. The financial statements of the investee Miravalles Empreendimentos e Participações S.A. (which significant amounts are mentioned in note 9) for the quarter ended March 31, 2008, were reviewed by other auditors. Our review report on investments and equity pickup for the quarter ended March 31, 2008 and other information disclosed in the footnotes of unconsolidated and consolidated quarterly financial information of the Company, pertaining to said investee, are exclusively based on the financial statements reported by this investee, which were reviewed by other auditors.

2.
Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s operations and financial position.

3.
Based on our review and on the limited review performed by other independent auditors, we are not aware of any material modification that should be made to the Quarterly Financial Information referred above for it to comply with rules and/or guidances issued by Brazilian Securities Exchange Comission - CVM applicable to the preparation of Quarterly Financial Information, including the instruction CVM no. 469 of May 2, 2008.

4.
As mentioned in note 2, in December 28, 2007, was enacted law no. 11,638 effective upon January 1, 2008. This law changed, revoked and inserted certain provisions to the law no. 6,404/76 (Corporation law) resulting in some changes to the accounting practices adopted in Brazil. Despite to the fact that the mentioned law is already effective, some changes proposed depend on the standardization by regulators to be fully implemented by the companies. Therefore, in the transition stage, CVM, through instruction no. 469 allowed the companies not to apply the provisions of law no. 11,638/07 in the preparation of the quarterly financial information – ITR.

São Paulo, May 6, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni
Partner CRC -1SP170652/O-1

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: NOVASOC COMERCIAL LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: SENDAS DISTRIBUIDORA S.A.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTORS RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY INFORMATION	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE DURING THE QUARTER	59
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	60
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	61
07	01	CONSOLIDATED STATEMENT OF INCOME	62
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER	64
09	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	74
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	75
16	01	OTHER SIGNIFICANT INFORMATION	77
17	01	UNQUALIFIED REPORT ON THE SPECIAL REVIEW	82
		NOVASOC COMERCIAL LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	84
		SE SUPERMERCADOS LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	85
		SENDAS DISTRIBUIDORA S.A.
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY
		PA PUBLICIDADE LTDA
		MIRAVALLES EMP E PARTICIPAÇÕES S.A
		BARCELONA COM. VAREJISTA ATACADISTA LTDA
		CBD HOLLAND B.V.
		CBD PANAMA TRADING CORP
		SAPER PARTICIPAÇÕES LTDA

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 7, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.